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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

NORTEK, INC.
(Name of Subject Company)

NORTEK, INC.
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

656559309
(CUSIP Number of Class of Securities)

Kevin Donnelly
Senior Vice President, General Counsel & Secretary
500 Exchange Street
Providence, Rhode Island 02903
(401) 751-1600
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:
Frederick S. Green
767 Fifth Avenue
New York, New York 10153
(212) 310-8007

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is Nortek, Inc., a Delaware corporation ("Nortek" or the "Company"). The address of the Company's principal executive office is 500 Exchange Street, Providence, Rhode Island 02903. The telephone number of the Company's principal executive office is (401) 751-1600.

Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, par value of $0.01 per share (the "Shares"). As of July 5, 2016, there were 16,312,202 Shares issued and outstanding (including shares of restricted stock).

Item 2.    Identify and Background of Filing Person

Name and Address.

        The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading "Name and Address" in Item 1.

Tender Offer.

        This Schedule 14D-9 relates to the tender offer (the "Offer") by Nevada Corp. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of Melrose Industries PLC ("Melrose"), a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales, to purchase all of the outstanding Shares at a price per Share equal to $86.00 (the "Offer Price"), net to the holder in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 8, 2016 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser and Melrose with the Securities and Exchange Commission (the "SEC") on July 8, 2016. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 6, 2016 (as it may be amended from time to time, the "Merger Agreement"), by and among the Company, Melrose and Purchaser. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into the Company (the "Merger" and, together with the Offer and the other transactions contemplated by the Merger Agreement, the "Transactions"), with the Company surviving as a wholly owned subsidiary of Melrose (the "Surviving Corporation"). Because the Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware ("DGCL"), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the "Effective Time"), all remaining outstanding Shares not tendered in the Offer (other than Shares held (i) in the treasury of the Company or by Melrose or Purchaser immediately prior to the Effective Time, which Shares shall be automatically canceled and retired and shall cease to exist and (ii) Shares held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of the DGCL and has not effectively withdrawn such demand or otherwise lost his, her or its right to appraisal ("Dissenting Shares"), will be canceled and converted into the right to receive an amount equal to the Offer Price, without interest.

        Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) the Offer on July 8, 2016. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 2:00 a.m., Eastern time, on August 31, 2016.

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        As set forth in the Schedule TO, the principal executive offices of Melrose and Purchaser are located at Leconfield House, Curzon Street, London, UK W1J 5JA, and Gateway Center Building One, 2077 Convention Center Concourse, Suite 175, College Park, Atlanta, Georgia 30337.

        The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC's website at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Melrose or its respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and Melrose.

Merger Agreement

        The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The Merger Agreement governs the contractual rights among the Company, Melrose and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company's stockholders with information regarding the terms of the Merger Agreement. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Melrose and Purchaser in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Melrose and Purchaser, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Melrose and Purchaser, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. The Company's stockholders are not third-party beneficiaries of the Merger Agreement (except that after the Effective Time, any one or more of the Company's stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Offer or the Merger, as the case may be).

        The summary of the Merger Agreement contained or incorporated herein and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

        On May 2, 2016, the Company and Melrose entered into a Confidentiality Agreement (the "Confidentiality Agreement"), pursuant to which, Melrose and its affiliates agreed, subject to certain limitations, to keep confidential certain non-public information about the other party in connection with the consideration of a possible transaction between Melrose and the Company. The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Expense Reimbursement Letter Agreement

        On May 20, 2016, the Company and Melrose entered into a letter agreement (the "Expense Reimbursement Letter Agreement") pursuant to which, Melrose agreed to reimburse the Company for up to $2,500,000, in the aggregate, of the reasonable fees, costs and expenses of certain of the Company's advisers incurred by the Company on or after April 22, 2016 in connection with (i) the conversion of the Company's historical financial information from U.S. GAAP to IFRS, (ii) auditing such information and (iii) preparing any related accounting or other disclosures in connection with Melrose's contemplated equity financing. The foregoing summary of the provisions of the Expense Reimbursement Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Expense Reimbursement Letter Agreement, a copy of which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Support Agreements

        Concurrently with the execution of the Merger Agreement, certain funds affiliated with each of (i) Ares Management LLC ("Ares"), (ii) Gates Capital Management, Inc. ("Gates") and (iii) Anchorage Advisor Management, L.L.C. ("Anchorage"), and Melrose entered into a Tender and Support Agreement (the "Support Agreements"), pursuant to which, among other things, each of Ares, Gates and Anchorage (each, a "Company Stockholder" and collectively, the "Company Stockholders") agreed to, within seven (7) business days of the commencement of the Offer, cause to be tendered in the Offer, all of its Shares. The Company Stockholders have agreed not to withdraw the tender of such Shares once the Shares are tendered into the Offer, unless the Offer has been terminated or has expired in accordance with the terms of the Merger Agreement. The Support Agreements will terminate automatically upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) any modification, waiver or amendment to the Merger Agreement or the terms of the Offer is effected without consent from each Company Stockholder that, in each case, decreases the amount or changes the form of consideration payable to all of the stockholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of the Support Agreement, (iv) the Offer has terminated or the Expiration Date (as defined in the Merger Agreement) has occurred, in each case, without acceptance for payment of the Shares pursuant to the Offer (provided that the termination right in this clause (iv) only applies so long as the Company Stockholders are not in breach of the Support Agreements) and (v) the mutual agreement of Melrose and each Company Stockholder.

        The foregoing summary of the provisions of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, copies of which are filed as Exhibits (e)(3), (e)(4) and (e)(5) hereto and are incorporated herein by reference.

Expense Reimbursement Letter Agreement with Ares

        On July 6, 2016, the Company entered into a letter agreement with certain funds affiliated with Ares (the "Ares Side Letter"), pursuant to which the Company agreed to reimburse Ares for the reasonable fees and out-of-pocket third party expenses, including reasonable fees of attorneys, incurred by Ares after the date of the Merger Agreement in connection with or arising from the execution and delivery of, or performance under, its Support Agreement with Melrose within ten (10) business days of written request therefor from Ares to the Company.

        The foregoing summary of the provisions of the Ares Side Letter does not purport to be complete and is qualified in its entirety by reference to the Ares Side Letter, a copy of which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

        The Company's executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company's stockholders generally. The Company's Board of Directors (the "Board") was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Effect of the Merger on Company Shares, Equity-Based Incentive Awards; Directors' Deferred Compensation Plan

        Each of the Company's executive officers and directors hold Shares, stock options on Shares (each, a "Company Option"), and/or time- and performance- vesting restricted stock (each a "Company Share Award") under the Company's 2009 Omnibus Incentive Plan as Amended and Restated, effective May 3, 2016. The Company's executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, any Shares owned by the Company's executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger.

  Company Options

        Pursuant to the Merger Agreement, each Company Option outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will be canceled for payment to the holder equal to the Offer Price, less the exercise price of such Company Option. However, if the exercise price of a Company Option is equal to or greater than the Offer Price, such Company Option will be canceled without any consideration being paid for it. The cash payment in respect of the Company Options will be paid, less any applicable withholding taxes, promptly (but no later than 10 business days) following the Effective Time.

        The table below sets forth information regarding both the vested and unvested Company Options held by the Company's executive officers and directors as of June 30, 2016 having an exercise price per share less than $86.00.

Name	Vested Company Options (#)	Value of Vested Company Options	Unvested Company Options (#)	Value of Unvested Company Options	Total Value
Executive Officers
Michael J. Clarke	200,855	$10,059,837	134,833	$6,018,139	$16,077,976
Kevin W. Donnelly	9,322	$110,554	16,625	$588,340	$698,894
David J. LaGrand	17,157	$601,296	14,764	$518,859	$1,120,155
Peter R. Segar	3,779	$38,828	13,614	$478,492	$517,320
All other executive officers as a group (4 individuals)	13,636	$220,458	72,924	$2,770,221	$2,990,679
Non-Employee Directors
Joseph A. Arcuri	0	$0	0	$0	$0
Jeffrey C. Bloomberg	10,000	$685,000	0	$0	$685,000
John T. Coleman	10,000	$450,000	0	$0	$450,000
James B. Hirshorn(1)	17,016	$706,002	0	$0	$706,002
Daniel C. Lukas(1)	10,000	$450,000	0	$0	$450,000
Chris A. McWilton	0	$0	0	$0	$0
Bennett Rosenthal(1)	10,000	$685,000	0	$0	$685,000
J. David Smith	10,000	$685,000	0	$0	$685,000

(1)
Each of Messrs. Rosenthal and Lukas, and since April 1, 2013, Mr. Hirshorn is associated with Ares. Pursuant to the policies of Ares, each of Messrs. Rosenthal and Lukas, and since April 1, 2013, Mr. Hirshorn holds any securities issued to him in his capacity as a director of the Company as a nominee on behalf, and for the sole benefit, of Ares, and has assigned all economic, pecuniary and voting rights in respect of such securities to Ares. All of Mr. Hirshorn's options are held for his own account and were awarded in connection with services as a consultant to the Company during 2012 and 2013.

  Company Share Awards

        Pursuant to the Merger Agreement, each Company Share Award outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled for payment to the holder equal to the Offer Price multiplied by the number of shares underlying the Company Share Award (or in the case of any Company Share Award subject to performance-based vesting, 50% of the shares underlying such Company Share Award). The cash payment in respect of the Company Share Awards will be paid, less any applicable withholding taxes, promptly (but no later than 10 business days) following the Effective Time.

        The table below sets forth information regarding unvested Company Share Awards held by the Company's executive officers and directors as of June 30, 2016 (for any unvested Company Share

Awards subject to performance-based vesting, 50% of the shares underlying such Company Share Awards are reflected).

Name	Company Share Awards (#)	Value of Company Share Awards
Executive Officers
Michael J. Clarke	65,367	$5,621,562
Kevin W. Donnelly	8,356	$718,616
David J. LaGrand	7,450	$640,700
Peter R. Segar	6,870	$590,820
All other executive officers as a group (4 individuals)	28,228	$2,427,608
Non-Employee Directors
Joseph A. Arcuri	1,214	$104,404
Jeffrey C. Bloomberg	3,038	$261,268
John T. Coleman	3,038	$261,268
James B. Hirshorn(1)	3,038	$261,268
Daniel C. Lukas(1)	3,038	$261,268
Chris A. McWilton	3,003	$258,258
Bennett Rosenthal(1)	3,038	$261,268
J. David Smith	5,706	$490,716

(1)
Each of Messrs. Rosenthal, Lukas and Hirshorn is associated with Ares. Pursuant to the policies of Ares, each of Messrs. Rosenthal, Lukas and Hirshorn holds any securities issued to him in his capacity as a director of the Company as a nominee on behalf, and for the sole benefit, of Ares, and has assigned all economic, pecuniary and voting rights in respect of such securities to Ares.

Employment Agreements / Severance Agreement

  Michael J. Clarke

        The Company is a party to an employment agreement with Mr. Clarke which provides that if his employment is terminated by the Company without cause or he resigns for "good reason" (as defined in such agreement), he will be entitled to receive, subject to the execution of a release of claims:

  •
  continued base salary payable for a period of 24 months; and

  •
  Company-paid COBRA premiums for a period 18 months.

        Mr. Clarke's employment agreement was recently amended to provide that subject to and effective upon the closing of the Merger, during the six-month period immediately following the closing of the Merger, "good reason" will not be deemed to have occurred due to any change in Mr. Clarke's authority, duties or responsibilities solely as a result of the Company no longer being a publicly-traded company or the ultimate parent entity in an affiliated group that includes the Company. The amendment further provides that, during the period beginning on the six-month anniversary of the closing of the Merger and ending on the 12-month anniversary of the closing, Mr. Clarke will be entitled to resign for any reason or no reason and be treated as though the Company had terminated his employment without cause, entitling him to the severance benefits described above.

  Kevin W. Donnelly

        The Company is a party to an employment agreement with Mr. Donnelly which provides that if his employment is terminated by the Company without cause or he resigns for "good reason" (as defined in the agreement), he will be entitled to receive, subject to the execution of a release of claims:

  •
  continued base salary payable for a period of 24 months;

  •
  an amount equal to two times his highest annual bonus within the three calendar years immediately prior to the completion of the 2004 transaction involving Thomas H. Lee Partners, L.P. or, if higher, the three calendar years immediately prior to termination, payable over 24 months; and

  •
  Company-paid accident, disability and life insurance coverage for a period of 24 months.

        If it is determined that any payment or benefit provided by the Company to Mr. Donnelly under his employment agreement or otherwise will be subject to the "golden parachute" excise tax imposed by Section 4999 of the Internal Revenue Code, the Company is to make an additional payment to him in an amount that is sufficient to put him in the same after-tax position that he would have been in but for the excise tax. We do not anticipate owing Mr. Donnelly any such additional amounts based on the Company's preliminary calculations.

  Peter R. Segar

        The Company is a party to a severance arrangement with Mr. Segar which provides that if his employment is terminated by the Company without cause or he resigns for "good reason" (as defined therein), he will be entitled to receive, subject to the execution of a release of claims:

  •
  an amount equal to his annual base salary, payable over 12 months; and

  •
  an amount equal to the average of the annual bonuses paid (excluding certain retention bonus amounts) during the two calendar years prior to such termination, payable over a period of 12 months.

Severance Policy

        In the event of a change of control, the Company's current U.S. severance guidelines will become mandatory (the "Severance Policy"). Except as otherwise provided in the employment agreements between the Company and Messrs. Clarke, Donnelly and Segar described above, the Severance Policy provides that if a participating executive officer's employment is terminated by the Company without cause or an executive officer resigns for "good reason" (as defined in the Severance Policy), in each case within two years following a change of control, the executive officer will be entitled to the following, subject to the execution of a release of claims:

  •
  continued base salary for a period of 52 weeks;

  •
  Company-paid COBRA premiums for a period of 52 weeks; and

  •
  outplacement services for 6 months.

        For an estimate of the value of the payments and benefits described above that could become payable to the Company's named executive officers, please see "—Information Regarding Golden Parachute Compensation" and the described assumptions. The estimated aggregate value of such payments and benefits that could become payable to the Company's other executive officers is $1,767,976, based on the same assumptions.

Deal Performance Bonus Program

        Under the Deal Performance Bonus Program, in the event of a change of control occurring prior to December 31, 2016, each participant in the program will become entitled to receive a bonus on the six-month anniversary of a change of control, subject to the participant's continued employment with the Company through such date. However, if a participant's employment is terminated by the Company without cause or a participant resigns for good reason, in either case prior to such anniversary, such participant will still be entitled to receive the bonus. The amount of each participant's retention bonus will be equal to 100% of the participant's base salary. Bonuses will be paid within 30 days following the six-month anniversary of a change of control (or 30 days following the date of an earlier qualifying termination of employment).

        For information on the payments described above that could become payable to participating named executive officers of the Company, please see "—Information Regarding Golden Parachute Compensation" and the described assumptions. The aggregate payments that could become payable to the Company's other executive officers who are participants, assuming that each receives a bonus equal to 100% of base salary, is $371,000, based on the same assumptions.

2016 Short-Term Cash Incentive Plans

        The Company's 2016 Short-Term Cash Incentive Plan for Nortek Executives and 2016 Short-Term Cash Incentive Plan for Subsidiary Executives (the "STI Plans") provide that in the event of a change of control occurring prior to December 31, 2016, awards will be calculated based on the greater of (i) actual performance of the applicable performance criteria ("Actual Achievement") and (ii) assumed specified levels of achievement of the criteria based on forecast data as of April 2016 (the "Specified Achievement"). Awards under the plans will become payable to a participant who remains employed by the Company or applicable subsidiary through December 31, 2016. However, if following a change of control a participant's employment is terminated by the Company without cause or a participant resigns for good reason, in either case prior to December 31, 2016, such participant will receive the full award amount calculated based on the Specified Achievement, payable within 30 days following the date of termination. If Actual Achievement is later determined to exceed the Specified Achievement, such terminated participant will be entitled to receive the incremental difference in respect of what the award amount would have been if based on Actual Achievement.

        For information on the payments described above that could become payable to the Company's named executive officers, please see "—Information Regarding Golden Parachute Compensation" and the described assumptions. The aggregate payments that could become payable to the Company's other executive officers is $1,774,351, based on the same assumptions.

Continuing Employee Benefits

        Pursuant to the Merger Agreement, the Surviving Corporation has agreed to provide to employees of the Company and its subsidiaries who continue as employees of the Surviving Corporation or Melrose following the Closing Date (a "Continuing Employee"), for a period of six months following the Effective Time, (i) base wage or salary at a rate not less than the rate of such base wage or salary in effect immediately prior to the Effective Time, (ii) target incentive compensation opportunities (including equity and equity-based incentive compensation opportunities, for purposes of measuring such opportunities only) that are no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time, and (iii) employee benefits (including, without limitation, retirement, health, welfare and fringe benefits) that are no less favorable in the aggregate to those provided to Continuing Employees under the Company Benefit Plans as in effect at the Effective Time.

        In addition, Melrose has agreed to generally ensure that each continuing employee receives full credit for service with the Company under comparable benefit plans and programs of Melrose or the Surviving Corporation for purposes of eligibility to participate, vesting, vacation entitlement and severance benefits. Melrose has also agreed to generally cause any pre-existing condition exclusions and waiting periods to be waived under applicable Melrose benefit plans, and to provide credit for deductibles and co-payments as though such amounts had been paid in accordance with the terms of the applicable plans maintained by Melrose or the Surviving Corporation.

Indemnification and Insurance

        Pursuant to the terms of the Merger Agreement, the Company's directors and executive officers will be entitled to certain ongoing exculpation, indemnification and expense advancement rights and coverage under directors' and officers' liability insurance policies from Melrose or the Surviving Corporation for a period of time following the Effective Time. Such exculpation, indemnification and expense advancement rights and insurance coverage are further described in the section entitled "—Effect of the Merger on Director and Officer Indemnification and Insurance" below.

Information Regarding Golden Parachute Compensation

        The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Offer and/or the Merger that is payable or may become payable to each of the Company's named executive officers. The table below assumes that (i) the closing of the Merger occurred on June 30, 2016, (ii) the employment of each named executive officer was terminated by the Company without cause or by the officer for good reason (each, a "qualifying termination") on such date, and (iii) awards under the STI Plans were calculated based on the Specified Achievement. The amounts shown in the table are estimates only and are based on multiple assumptions regarding events that may or may not actually occur, including assumptions described herein and in the footnotes to the table. As a result, the actual amounts that may be paid to a named executive officer in connection with the Transactions may differ materially from the amounts set forth in the table. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled "Arrangements between the Company and its Executive Officers, Directors and Affiliates."

 Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Tax Reimbursement	Total
Michael J. Clarke	$3,344,410	$11,639,701	$17,616	—	$15,001,727
Kevin W. Donnelly	$2,918,339	$1,306,956	$11,952	—	$4,237,247
David J. LaGrand	$791,060	$1,159,559	$26,744	—	$1,989,107
Peter R. Segar	$1,250,233	$1,069,312	$26,744	—	$2,346,301

(1)
Represents the cash payments payable to each officer upon a qualifying termination or a qualifying termination within two years following a change of control, which include the following components:

Name	Severance(a)	Deal Performance Bonus	STI Plan Award	Total
Michael J. Clarke	$1,967,300	—	$1,377,110	$3,344,410
Kevin W. Donnelly	$1,910,442	$477,405	$530,492	$2,918,339
David J. LaGrand	$420,240	—	$370,820	$791,060
Peter R. Segar	$711,400	—	$538,833	$1,250,233

(a)
Calculated as follows: Mr. Clarke—two times annual base salary; Mr. Donnelly—two times the sum of (i) base salary of $477,405, plus (ii) annual bonus of $533,790; Mr. LeGrand—52 weeks' base salary; Mr. Segar—annual base salary, plus annual bonus amount of $323,862.
(2)
Represents the aggregate value of the single trigger consideration to be paid to each officer in respect of unvested equity awards pursuant to the terms of the Merger Agreement. For the number of unvested Company Options and Company Share Awards held by each of the officers and for more information on the treatment of such awards under the Merger Agreement, please see the section entitled "—Effect of the Transactions on Company Shares and Equity-Based Incentive Awards."

(3)
Represents the value of the following benefits: Mr. Clarke—Company-paid COBRA premiums for 18 months; Mr. Donnelly—Company-paid accident, disability and life insurance coverage for a period of 24 months; and Messrs. LeGrand and Segar: (i) Company-paid COBRA premiums for 52 weeks and (ii) outplacement services valued at $15,000.

Effect of the Merger on Director and Officer Indemnification and Insurance

        The parties have agreed in the Merger Agreement that all rights to exculpation and indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of any present or former director or officer of the Company or its subsidiaries (an "Indemnitee") as provided in the Certificate of Incorporation or the Bylaws of the Company or any of its subsidiaries or in any agreements shall survive the Merger and shall continue in full force and effect.

        In addition, for a period of six years from and after the Effective Time, Melrose, the Surviving Corporation and its subsidiaries shall to the fullest extent permitted by Delaware law (i) indemnify, defend and hold harmless, and advance expenses to, each Indemnitee against and from any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to: (a) any action or omission or alleged action or omission in connection with such Indemnitee's capacity as an officer or director of the Company or any of its subsidiaries occurring or alleged to have occurred at any time before or after the Effective Time or (b) the Offer, the Merger, the Merger Agreement and any transactions contemplated thereby; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys' fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be finally determined that such Indemnitee is not entitled to be indemnified. Neither Melrose nor the Surviving Corporation shall (and Melrose shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought unless such settlement or compromise, consent or termination includes an unconditional release of all Indemnitees from all liability arising out of such claim, action, suit, proceeding or investigation.

        The Company shall, in consultation with Melrose, or if the Company is unable to, Melrose shall cause the Surviving Corporation as of the Acceptance Time to, obtain and fully pay the premium for the non-cancellable extension of the directors' and officers' insurance policies and the Company's existing fiduciary liability insurance policies (collectively, the "D&O Insurance"), for a claims reporting or discovery period of six years from and after the Effective Time with respect to any claim related to any period prior thereto from an insurance carrier with the same or better credit rating as the Company's current applicable insurance carrier with terms, conditions, retentions and limits of liability that are no less favorable than (and otherwise comparable to) the coverage provided under the Company's existing policies; provided, that the premium for such "tail" insurance shall not exceed 300% of the annual premium currently paid by the Company. If the Company or the Surviving Corporation for any reason fail to obtain such "tail" insurance policies as of the Effective Time, (i) the Surviving Corporation shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date of the Merger Agreement with the Company's current insurance carrier or with an insurance carrier with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company's existing policies as of the date of the Merger Agreement or (ii) Melrose will provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Indemnitees who are insured under the Company's D&O Insurance with comparable D&O Insurance that provides coverage for acts or omissions occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company's current insurance carrier, that is no less favorable than the existing policy of the Company; provided, however, that Melrose and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance; provided further, that if the annual premiums of such insurance coverage exceed such amount, Melrose or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring at or prior to the Effective Time, for a cost not exceeding such amount; and provided, further that Melrose may substitute therefor policies of an insurance carrier with the same or better credit rating as the Company's current insurance carrier, containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are no less favorable to any Indemnitee than the coverage provided under the Company's existing policies.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board.

        At meeting held on July 5, 2016 after careful consideration, the Board, among other things, unanimously duly adopted resolutions (i) declaring that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL and (iii) recommending that the stockholders of the Company accept the Offer and tender their Shares to Purchaser in the Offer, in each case on the terms and subject to the conditions of the Merger Agreement.

        The Board hereby unanimously recommends that the Company's stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

        A copy of a press release issued by the Company, dated July 6, 2016, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(G) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Board.

Background of the Offer

        The Board and the Company's management team regularly review and assess the Company's business strategies and objectives, and the Board regularly reviews and discusses the Company's performance, risks and opportunities, all with the goal of enhancing stockholder value. The Board and the Company's management team review and evaluate pursuing various strategic alternatives as part of these ongoing efforts, including the continued operation of the Company as a stand-alone company, acquiring new businesses to complement or expand existing Company businesses, separating one or more of the Company's businesses, entering into strategic partnerships or other investments with respect to one or more of the Company's businesses, engaging in capital markets transactions, and the sale of the Company. The Company and its representatives are approached from time to time by other companies and their representatives regarding possible transactions.

        In late June 2015, Mr. James Hirshorn, a member of the Board and partner of Ares Management LLC ("Ares"), was approached by a representative of a large domestic industrial company, which we refer to as "Strategic Bidder A," regarding its potential interest in a transaction with the Company. Mr. Hirshorn informed other members of the Board, including Mr. Michael Clarke, the chief executive officer of the Company, and on July 7, 2015, the Company received an unsolicited, non-binding indication of interest from Strategic Bidder A to acquire the Company in an all cash acquisition at a price of $101.00 per share. The closing price per share of Company common stock on July 7, 2015 was $83.16.

        The Board convened a telephonic meeting on July 11, 2015 to consider the unsolicited indication of interest, potential responses and retaining the services of one or more financial and legal advisors. At this meeting, the Board determined to retain Weil, Gotshal & Manges LLP ("Weil") as legal counsel in connection with its consideration of a potential transaction and to defer responding to Strategic Bidder A's indication of interest until the Company had engaged and received advice from one or more financial advisors.

        Following interviews with representatives of each of Barclays Capital Inc. ("Barclays"), Citigroup Global Markets Inc. ("Citi") and RBC Capital Markets, LLC ("RBC") and a review of the financial advisors' respective prior relationships with Strategic Bidder A, on July 15, 2015, the Board determined that such prior relationships were not material to the respective financial advisors, to retain the services of each financial advisor and to request that Barclays and Citi assist the management of the Company in the preparation of financial projections and materials for a meeting between the Company's management and representatives of Strategic Bidder A.

        On July 28, 2015, the Board met with representatives of Barclays and Citi, as well as representatives of the Company's management and Weil. Representatives of the Company's management reviewed the Company's financial projections with the Board, and representatives of Barclays and Citi presented a preliminary financial analysis of Strategic Bidder A's indication of interest, as well as potential responses to Strategic Bidder A's indication of interest. The Board discussed the Company's financial projections with management and the financial advisors and considered the future prospects for the Company on a stand-alone basis. The Board also discussed the preliminary financial analysis of Strategic Bidder A's indication of interest with the financial advisors and considered whether Strategic Bidder A might be able to improve the offered price per share, including as a result of competing interest from other potential bidders. The representatives of Barclays and Citi identified a number of other potential bidders, from which the Board, in consultation with the financial advisors, identified 3 potential strategic buyers and 4 potential financial buyers. In identifying these potential strategic buyers and financial buyers, the Board considered, with input from its financial advisors, the likelihood of such buyers' interest in the Company and their ability to offer a competitive price, and their anticipated ability to finance and complete a transaction without protracted negotiations or leaks that could be highly disruptive to the Company. The Board also considered the risk that the Company's consideration of a potential transaction could leak to the public and the potential damage that could result from a leak. The Board determined to limit the outreach of the financial advisors to the identified strategic and financial buyers based on the foregoing considerations and the advice of the Company's financial and legal advisors. Following this discussion, the Board directed Barclays and Citi to contact the other potential bidders to gauge their interest in a potential transaction with the Company and to inform the representative of Strategic Bidder A that the Company was willing to allow Strategic Bidder A to commence due diligence following the execution of a customary confidentiality agreement. The following week, each of Barclays and Citi signed an engagement letter with the Company. The Company subsequently signed an engagement letter with RBC with the understanding that Barclays and Citi would lead the engagement and be responsible for advising the Board as to the fairness of the consideration to be received by the stockholders of the Company should the Company enter into a business combination transaction.

        On August 11, 2015, a telephonic meeting of the Board was held at which representatives of Barclays and Citi provided an update to the Board on the outreach to potential bidders. Barclays and Citi informed the Board that two of the three strategic bidders and the four identified financial bidders had indicated an interest in a potential transaction with the Company. The Board directed Weil to negotiate confidentiality agreements with each of the interested potential bidders, none of which would include a "don't ask / don't waive" provision. Also on August 11, the Board determined to form a transaction committee (the "Committee") to provide guidance to the legal and financial advisors, consider the Company's options relating to a potential transaction and make recommendations to the Board regarding the Company's consideration of a potential transaction. Mr. David Smith, the chairman of the Board, Mr. Clarke, Mr. Bennett Rosenthal, Mr. Daniel Lukas and Mr. Jeffrey C. Bloomberg were appointed members of the Committee.

        On August 18, 2015, Strategic Bidder A and the Company executed a confidentiality agreement and representatives of Strategic Bidder A were granted access to an electronic data room in order to perform additional due diligence on the Company.

        On August 21, 2015, representatives of the Company provided a management presentation to representatives of Strategic Bidder A. On the same day, the Wall Street Journal published an article reporting that the Company was in discussions with Strategic Bidder A with respect to the potential acquisition of the Company.

        On August 24, 2015, one of the two interested strategic bidders contacted by the financial advisors, which we refer to as "Strategic Bidder B" informed Barclays and Citi that it was not willing to pursue an acquisition of the entire Company, but Strategic Bidder B did express a possible interest in acquiring one of the Company's businesses.

        The following week, the Company executed confidentiality agreements with three private equity firms, which we refer to as "Financial Bidder A", "Financial Bidder B" and "Financial Bidder C", and each received access to the electronic data room and commenced due diligence on the Company. The fourth private equity firm, which we refer to as "Financial Bidder D", executed a confidentiality agreement with the Company on September 1, 2015 and also commenced due diligence.

        During the week of September 7, 2015, representatives of the Company provided a management presentation to representatives of Financial Bidder A, Financial Bidder B, Financial Bidder C and Financial Bidder D. The following week, each of Financial Bidder A, Financial Bidder B and Financial Bidder D informed Barclays and Citi that it would not be proceeding with its evaluation of a potential transaction with the Company. The financial bidders indicated concerns with the long-term growth rates of the Company and their ability to reach a valuation that would be competitive with the anticipated purchase price sought by the Company.

        On September 17, 2015, a third large domestic industrial company, which we refer to as "Strategic Bidder C", executed a confidentiality agreement with the Company and received access to the Company's electronic data room. The following day, representatives of the Company provided a management presentation to representatives of Strategic Bidder C.

        On September 29, 2015, Barclays and Citi received Financial Bidder C's indication of interest with respect to an acquisition of the Company. Financial Bidder C proposed to acquire the Company for a per share price of between $70 and $75.

        Throughout the period from August 18, 2015 to early October 2015, Strategic Bidder A actively engaged in a due diligence review of the Company and Strategic Bidder A's outside legal counsel discussed the structure of the potential transaction and diligence issues related to the Company with Weil.

        On October 1, 2015, Weil delivered a draft agreement and plan of merger to Strategic Bidder A's outside legal counsel.

        On October 6, 2015, Strategic Bidder C informed Barclays and Citi that it was unwilling to pursue the acquisition of the Company as a whole, but expressed possible interest in acquiring certain of the Company's businesses.

        On October 7, 2015, Strategic Bidder A informed Barclays and Citi that it no longer was interested in pursuing the potential transaction, citing additional costs to achieve synergies that had not been previously anticipated and concerns about the strategic fit of portions of the Company's business. Later that day, the Board held a telephonic meeting with management and its financial and legal advisors, to discuss the response received from Strategic Bidder A and the Company's recent performance. The Board and management discussed the performance of the Company's businesses following the August 20th Wall Street Journal article, the fact that the article did not result in any additional inquiries from third parties regarding a potential transaction and management's belief that the article may have caused some of the Company's customers to delay purchases or possibly purchase competitors' products due to concerns about the future ownership of the Company. Following this discussion, the Board determined that continuing to pursue a sale of the Company was not in the best interests of the Company or its stockholders and authorized management to issue a press release disclosing that the Company was no longer in discussions in relation to the unsolicited proposal received from Strategic Bidder A. On October 8, 2015, the Company issued a press release announcing that the Board's review of strategic alternatives had been completed and that all discussions in relation to the unsolicited proposal had ended. The closing price per share of Company common stock on October 8, 2015 was $66.50.

        In late December 2015, Strategic Bidder A had discussions with the Company's chief executive officer regarding a potential acquisition of select businesses of the Company. Beginning in January 2016, representatives of the Company's management and the Company's legal and financial advisors engaged in discussions regarding the terms of the potential acquisition of select businesses of the Company with representatives of Strategic Bidder A's management and its outside legal and financial advisors. Following such discussions, in late January 2016, the Board determined that a potential sale of such select businesses was not in the best interests of the Company and its stockholders and declined to proceed with Strategic Bidder A.

        In mid-January 2016, Mr. Lukas, a member of the Board and a partner of Ares, the Company's largest stockholder, was contacted by representatives of Nomura International ("Nomura"), a financial advisor of Melrose, requesting an introductory meeting with representatives of Melrose regarding a potential transaction with the Company, which was subsequently scheduled for March 22, 2016 in Los Angeles, California. During the week prior to the March 22nd meeting, Mr. Lukas informed Mr. Clarke of the outreach by Nomura regarding a potential transaction with the Company and the timing of the introductory meeting with representatives of Melrose.

        On March 22, 2016, Mr. Simon Peckham, Chief Executive Officer of Melrose, and Mr. Jim Slattery, Chief Operating Officer of Melrose, met with Mr. Lukas. Representatives of Nomura also attended this meeting. At this meeting, Messrs. Peckham and Slattery described Melrose's history and operating philosophy and expressed an interest in exploring a possible acquisition of the Company. There were no proposals made at this meeting regarding a potential acquisition price or other possible terms. Shortly thereafter, Mr. Lukas conveyed these discussions to Mr. Clarke, including that Melrose would like to arrange for a meeting with Mr. Clarke.

        On April 14, 2016, Mr. Clarke and Mr. Andrew Prete, the Company's vice president of business development, spoke with a representative of Nomura who described Melrose's history and investment strategy and arranged for a meeting between Mr. Clarke, Mr. Prete and representatives of Melrose.

        On April 19, 2016, representatives of Nomura and Mr. Lukas held a call to further discuss the possibility of a transaction between Melrose and the Company, including Mr. Clarke's expectations for the purpose of the scheduled April 20th meeting with representatives of Melrose.

        On April 20, 2016, Mr. Clarke and Mr. Prete met with Mr. Peckham, Mr. Geoffrey Martin, Group Finance Director of Melrose, Mr. Alistair Peart, Group Operations Controller of Melrose, and Mr. Slattery in Providence, Rhode Island. At this meeting, Messrs. Peckham, Martin and Slattery discussed generally Melrose's history and track record in completing transactions and expressed interest in making a proposal for a cash acquisition at a substantial premium to the then current stock price of the Company. Messrs. Clarke and Prete stated that they would report these discussions to the Board. Later that evening, Mr. Clarke informed certain members of the Board of his meeting with the representatives of Melrose. The closing price per share of Company common stock on April 20, 2016 was $48.93.

        On April 21, 2016, the Board received a letter from Mr. Peckham, in which Melrose expressed its indicative, non-binding interest in acquiring all of the outstanding shares of the Company's common stock (the "Shares") for $80.00 per Share in an all cash transaction (the "April 21 Proposal"). In the April 21 Proposal, Melrose also indicated that the purchase price would be financed through an underwritten equity raise by Melrose. Melrose further indicated that its proposal was for a one-step merger transaction in which Melrose expected that stockholders of the Company holding in excess of 50% of the Company's outstanding Shares would approve the proposed transaction through the execution of written consents delivered substantially concurrently with the execution of definitive merger documentation. The April 21 Proposal also summarized Melrose's proposed timetable of completing negotiations and announcing a transaction prior to June 30, 2016, including that Melrose would need to have the Company's historical financials converted to International Financial Reporting Standards ("IFRS") and Melrose's accounting principles (the "IFRS Conversion") in advance of executing definitive documentation and announcing a transaction, which would be a necessary step for Melrose to produce the documentation necessary for it to proceed with its equity raise and to procure the approval of its shareholders. Under the United Kingdom ("UK") listing rules, Melrose is required to publish a prospectus and circular and call a general meeting of its shareholders to approve the transaction and the associated equity raise.

        On April 22, 2016, the Board held a meeting at which the Board discussed, with representatives of Weil, the terms of Melrose's indication of interest and Melrose's request that Mr. Peckham meet with

Mr. Smith. The Board considered the transaction structure proposed by Melrose, the time required and costs to be incurred in connection with the IFRS Conversion and the price per share offered by Melrose. The Board also considered the disruption to the Company's businesses caused by the leak that occurred during the prior year's sale process and the time frame proposed by Melrose to announce a transaction. Following such discussions, the Board decided that Mr. Smith should meet with Mr. Peckham and to re-engage Barclays and Citi as the Company's financial advisors. The Board also authorized the Company to enter into a confidentiality agreement with Melrose to facilitate discussions and the due diligence review that would be conducted by Melrose. Later that day, Weil requested and received an update from both Barclays and Citi regarding their respective prior relationships with Melrose and other potential bidders.

        On April 24, 2016, Messrs. Peckham and Slattery, as well as Mr. Joff Crawford, Group General Counsel of Melrose, met with Mr. Smith in Atlanta, Georgia to discuss further the matters set forth in the April 21 Proposal. During this meeting, the parties agreed that there was a sufficient basis to continue exploratory discussions about a possible transaction and that each of Melrose and the Company would consult with their respective legal and financial advisors about potential next steps.

        On April 25, 2016, representatives of Weil held a discussion with Mr. Lukas and Mr. Rosenthal regarding certain issues raised by the Melrose indication of interest, including the request that holders of a majority of the Shares execute written consents in favor of a transaction with Melrose at signing. Weil asked Messrs. Rosenthal and Lukas to discuss Ares' funds in which the Company's shares are held and to address whether there were timing or other issues creating pressure for one or more of the funds to sell the Shares during the next year or so. Messrs. Rosenthal and Lukas stated that no such pressure existed and that Ares' interest was in obtaining the best possible price for its Shares, not in effecting a sale during a specific time period.

        On April 26, 2016, the Board held a telephonic meeting during which Mr. Smith provided an update to the Board regarding his April 24th discussions with the representatives of Melrose. A representative of Weil then summarized certain issues raised by the transaction structure proposed by Melrose, reviewed with the Board the financial advisors' prior and current relationships with Melrose, which the Board subsequently determined were not material, and informed the Board of the April 25th discussion with Mr. Lukas and Mr. Rosenthal regarding Ares' interests as a stockholder. Representatives of Barclays and Citi reviewed, among other things, the price per Share offered by Melrose, the transaction structure requested by Melrose, past transactions completed by Melrose and certain risks and concerns raised as a result of the reverse takeover structure under UK law. The Board discussed with its legal and financial advisors the price per Share offered by Melrose, the request by Melrose that stockholders holding a majority of the Company's outstanding shares of common stock execute written consents in support of the transaction at signing and the Company's desire to preserve a fiduciary out to consider any superior proposal received. The Board determined to reconstitute the Committee and determined that each of Mr. Smith, Mr. Clarke, Mr. Rosenthal, Mr. Lukas and Mr. Bloomberg would continue as members of the Committee. Mr. Smith then informed the other members of the Board that they would be informed of all meetings of the Committee and were invited to attend and participate in any such meetings. Throughout the process all members of the Board were informed of all meetings of the Committee and, from time to time, various members of the Board who were not on the Committee participated in Committee meetings.

        On April 28, 2016, representatives of Nomura and representatives of Barclays and Citi discussed their respective client's views on the proposed offer price set forth in the April 21 Proposal. Representatives of Barclays and Citi informed Nomura that the Board had authorized the Company's management to continue discussions with Melrose regarding the business and operations of the Company, including by providing financial and other information with respect to the Company and its business segments, but not to permit Melrose to access an electronic data room containing confidential information of the Company unless Melrose increased the proposed purchase price set forth in the April 21 Proposal.

        Also on April 28, 2016, Weil delivered to Simpson Thacher & Bartlett ("Simpson Thacher"), external legal advisors to Melrose, a draft confidentiality agreement. From April 29, 2016 through May 1, 2016, representatives of Weil and Simpson Thacher negotiated the confidentiality agreement, and on May 2, 2016, Melrose and the Company executed the confidentiality agreement.

        On May 2, 2016, the Board held a meeting during which, among other things, the Board received a presentation from the Company's management regarding management's forecast for the future performance of the Company on a stand-alone basis, which had been prepared by the Company's management and provided to the financial advisors on April 27, 2016. Representatives of Barclays and Citi then discussed with the Board the terms of the April 21 Proposal, the Company's management forecasts and historical performance, their preliminary financial analysis of the April 21 Proposal, Melrose's transaction history and certain considerations raised in connection with a transaction with a company governed by UK law, following which the Board determined to continue its consideration of a potential transaction with Melrose.

        On May 6, 2016, representatives of Melrose attended meetings in Boston, Massachusetts, at which various members of the Company's management, including Mr. Clarke, made presentations about the business and operations of the Company. Representatives of Nomura, Barclays and Citi also attended these meetings.

        During the last week of April and the first week of May, representatives of Melrose and the Company discussed further the need for the IFRS Conversion process to start promptly so that it would not present a timing impediment in the event Melrose and the Company reached agreement on an acquisition transaction. Representatives of Melrose agreed that Melrose would bear the cost of the IFRS Conversion if the Company agreed to commence the process promptly. Weil prepared a draft agreement relating to reimbursement of the Company's costs associated with the IFRS Conversion, which was shared with Melrose and Simpson Thacher.

        On May 13, 2016, the Board received a revised non-binding offer letter from Mr. Peckham indicating that Melrose was reconfirming its commitment to move forward with the potential transaction and that it was prepared to increase its offer from $80.00 per Share to $82.00 per Share in an all cash transaction (the "May 13 Proposal"). The $82.00 per Share offer represented a premium of 74% to the Company's closing price of $47.12 on March 22, 2016 and an 81% and 104% premium to the 30 and 60 day volume-weighted average per share closing prices for the Shares, respectively. The May 13 Proposal stated that the revised offer was conditional on a number of factors, including: (i) the Company securing support for the potential transaction from the Company's stockholders owning in excess of 50% of the Shares in the form of written consents to be delivered to the Company on announcement; and (ii) Melrose being granted full access to the Company to enable Melrose to complete confirmatory due diligence within the stated time table. The May 13 Proposal also indicated that Melrose would need to perform confirmatory operating, financial, tax and legal due diligence, and that it had submitted on a confidential basis the first draft of its prospectus and circular to the United Kingdom Listing Authority (the "UKLA").

        On May 14, 2016, the Committee held a telephonic meeting to discuss the May 13 Proposal with representatives of Barclays, Citi and Weil. The Committee considered the price increase offered by Melrose, the potential for a leak and the legal concerns associated with the delivery of written consents from stockholders owning in excess of 50% of the Shares. The Committee directed Barclays and Citi to convey to Nomura that a further increase to the proposed price would be necessary to continue the discussions and that the Board would not agree to the execution of written consents by stockholders of the Company owning in excess of 50% of the Shares.

        Between May 13 and May 17, 2016, representatives of Melrose and the Company engaged in further discussions regarding the potential transaction, during the course of which the Company's advisors stated that the Board believed that a further increase to the proposed price set forth in the May 13 Proposal was necessary in order to continue the discussions and that the Board would not agree to the requested stockholder written consents. Representatives of Melrose stated that it continued to require that written consents be executed by stockholders of the Company owning in excess of 50% of the Shares in order to provide the transaction certainty necessary to enable Melrose to, among other things, commence the equity offering required to finance the potential transaction following signing.

        On May 17, 2016, Melrose delivered a revised non-binding offer letter to the Board, in which it further increased its non-binding proposed purchase price from $82.00 per Share to $84.00 per Share (the "May 17 Proposal") and indicated that the offer was predicated on receiving access to due diligence materials promptly so as to progress the potential transaction.

        On May 17, 2016, the Committee met with representatives of Barclays, Citi and Weil to discuss the May 17 Proposal. The Committee discussed with the representatives of Barclays, Citi and Weil, among other things, the terms of Melrose's agreement to reimburse the Company for expenses incurred in connection with the IFRS Conversion and a potential further increase in the offer price. The Committee directed Barclays and Citi to inform Nomura that Melrose would need to increase its proposed purchase price to $85.00 before it was prepared to progress with further transaction discussions and the granting of access to due diligence materials to Melrose and its representatives, and that it was not prepared to consider a merger approved at signing by written consent of the holders of a majority of the Company's stock. Following the May 17 Proposal, representatives of Barclays and Citi contacted representatives of Nomura to convey the Company's response to the May 17 Proposal.

        Between May 18 and May 20, 2016, representatives of Weil and Simpson Thacher discussed the IFRS Conversion expense reimbursement letter previously provided by the Company, and on May 20, 2016, Melrose and the Company executed the reimbursement letter pursuant to which Melrose agreed to reimburse the Company for up to $2,500,000 of the reasonable fees, costs and expenses of certain of the Company's advisers incurred by the Company on or after April 22, 2016 in connection with the IFRS Conversion.

        On May 23, 2016, Melrose confirmed, through delivery of a further revised non-binding offer letter to the Board, that it agreed to increase its non-binding proposed purchase price to $85.00 per Share (the "May 23 Proposal") and that such proposal was its best and final offer.

        Later in the day on May 23, 2016, representatives of the Company informed Melrose that the Company was prepared to proceed with further transaction discussions and Melrose and its representatives were provided access to an online data room through which the Company made due diligence materials available to Melrose and its representatives. Throughout the rest of May and during the month of June, Melrose and its representatives continued to conduct a due diligence review of the Company. During this time, Melrose, the Company and their respective representatives held numerous due diligence calls and meetings and the Company added materials to its online data room on an ongoing basis as discussions progressed.

        On May 25, 2016, a meeting was held in Los Angeles, California among Mr. Peckham and Mr. David Roper, Executive Vice Chairman of Melrose, Messrs. Bloomberg, Rosenthal and Lukas and representatives from each of Nomura and Barclays. During this meeting the parties discussed Ares' potential support of a transaction between the Company and Melrose on the basis of the May 23 Proposal, the interests of the Board in assuring that the sale process operated in a manner to permit the Company's stockholders to receive the highest price reasonably available and the interests of Melrose in securing transaction certainty. During the course of this meeting, the parties discussed the possible use of a tender offer structure for the transaction, rather than a one-step merger supported by written consents from stockholders. Representatives of the Board stated their view that the Board would require the ability to terminate the transaction with Melrose to enter into a superior proposal should one arise during the course of the transaction, that the break-up fee in such an event be reasonable and that, following signing, there be sufficient time for any competing proposal to be received and considered. Representatives of Melrose indicated a willingness to consider the tender offer structure but noted that, given Melrose's need for assurances that the deal was highly unlikely to be terminated before it proceeded with the final phase of its equity raise in advance of closing, the ability of the Board to terminate a transaction with Melrose to accept a superior proposal would need to be supported by a meaningful break-up fee and confined to a limited post-signing period that would expire at the time Melrose held its shareholders meeting. The representatives of the Company informed the representatives of Melrose that they were not authorized to agree to any terms on behalf of the Company, but that they would inform the Board of Melrose's interest and rationale regarding the issues discussed.

        On May 26, 2016, the Committee met to discuss the transaction structure, the time period during which the Board would be able to consider unsolicited competing proposals and to consider which of the significant Company stockholders may agree to enter into a tender and support agreement with Melrose. The Committee directed Weil to contact Simpson Thacher to communicate that it was not inclined to contact stockholders of the Company other than Ares to discuss the possibility of executing a tender and support agreement.

        On May 27, 2016, Mr. Christopher Miller, Executive Chairman of Melrose, and Mr. Smith met in Atlanta, Georgia to discuss the history and prospects of the respective businesses of Melrose and the Company.

        During the week of May 30, 2016, representatives of Weil, Barclays, Simpson Thacher and Nomura had various discussions relating to the timing and structure of a proposed acquisition, including the arrangements Melrose would be putting in place to finance the transaction. The representatives also discussed the possibility of structuring the transaction such that there would be a period of time post-signing during which the Company could exercise a "fiduciary out" termination right and the potential size of the break-up fee that would be payable by the Company in the event such a termination right were to be exercised.

        During the course of these discussions, representatives of Melrose reiterated that Melrose would not proceed with a transaction in which the Company could elect to terminate the definitive agreement after the time that Melrose irrevocably commenced its equity raise, as Melrose would not place itself in a position to raise substantial capital from its shareholders unless it had certainty that the transaction would be completed. Accordingly, representatives of Melrose noted that in the event Melrose were to agree to a "fiduciary out" termination right, that right would have to end approximately three weeks before closing in order to allow for the equity raise by Melrose (which will be implemented by way of a rights offering open for a minimum time period required under UK law) to occur at a time when the transaction was no longer subject to a "fiduciary out" termination right. Representatives of the Company emphasized that the Melrose shareholder meeting should be held as quickly as possible following the announcement of a transaction and that the time period during which the Company could exercise its "fiduciary out" termination right to enter into a definitive agreement relating to a superior proposal (which we refer to as the "window shop period") must be sufficiently long to permit a post-signing competing proposal by a third party.

        On June 1, 2016, the Committee met to discuss, among other things, the progress of the due diligence being conducted by Melrose and the duration of the window shop period. At that meeting, a representative of Barclays informed the Committee that in the ordinary course of business, Barclays had received an inquiry from Strategic Bidder A with respect to the current status of the Company. The Committee authorized Barclays to inquire of Strategic Bidder A whether its interest was limited to select businesses or the whole Company and, if limited to select businesses, to inform Strategic Bidder A that the Company remained uninterested in engaging in such discussions.

        On June 3, 2016, the Committee again met to discuss the progress of the due diligence being conducted by Melrose, to receive an update from Barclays regarding the response from Strategic Bidder A and an update from Weil on the legal negotiations. At that meeting, a representative of Barclays informed the Committee that Strategic Bidder A had indicated that its inquiry related to the CAS business and possibly also the Company's residential HVAC business. A representative of Weil then provided an update to the Committee regarding the primary points of negotiation with Melrose's counsel, including stockholder outreach, the duration of the window shop period, assurances of the likelihood of receiving Melrose shareholder approval, and the size of termination fees payable by the Company and Melrose. The Committee discussed with its legal and financial advisors the duration of the window shop period and the importance of preserving a sufficiently long period to permit a post-signing competing proposal by a third party given that the Company had not directed its financial advisors to contact other prospective bidders due to concerns such contacts would increase the risk of a leak and attendant risk of disruption to the Company's business, as occurred in 2015. In connection with that discussion, representatives of Barclays and Citi advised the Committee that, in their experience, a 30 day period for a motivated financial bidder to complete diligence and submit a proposal would be tight, but would likely provide sufficient time and that a motivated strategic bidder would likely require less time. Weil reviewed with the Board Melrose's desire for a shorter window shop period and the reasons Melrose was unwilling to commence its equity offering until the expiration of the window shop period, after which the Company would no longer be able to terminate the merger agreement in order to agree to a superior proposal. After considering the advice received from its financial and legal advisors, the Committee instructed Weil to continue to seek a window shop period of at least 30 calendar days and longer if possible. The Committee also discussed the size of the termination fee requested by Melrose with its legal and financial advisors, including that Melrose was precluded under U.K. law from agreeing to pay to the Company a termination fee larger than 1% of its equity value and was requesting a termination fee payable by the Company equal to approximately 6% of the Company's equity value. The Committee instructed Weil to continue to request that the Company's termination fee match the percentage payable by Melrose and equal 1% of the Company's equity value.

        On June 6, 2016, representatives of Weil, on behalf of the Company, delivered an initial draft of a merger agreement to Simpson Thacher. This draft proposed a 40-day post-signing window shop period, extendable to 50 days, during which the Company could exercise a fiduciary out termination right and a break-up fee that would be payable by the Company to Melrose under such circumstance equal to 1% of the Company's equity value at the proposed transaction price. The draft contemplated that Melrose would not have to effect its rights offering for its equity raise until after the expiration of window shop period.

        On June 8, 2016, the Committee met to receive an update from the Company's management on the progress of the due diligence being conducted by Melrose, Melrose's continued request to contact additional stockholders of the Company regarding the potential transaction and the open legal issues raised during Weil's discussions with Simpson Thacher. The Committee considered the potential damage to the Company if the discussion with Melrose were to leak and directed its legal and financial advisors to continue to reject Melrose's requests to contact additional stockholders of the Company.

        On June 9, 2016, representatives of Simpson Thacher, on behalf of Melrose, provided comments on the draft merger agreement to Weil and also delivered an initial draft of the tender and support agreement that Melrose would expect to have signed by certain major stockholders of the Company. This draft proposed a 17 day window shop period during which the Company could exercise a fiduciary out termination right and a break-up fee that would be payable by the Company to Melrose under such circumstance equal to 3% of the Company's enterprise value at the proposed transaction price (approximately $85,000,000).

        On June 10, 2016, the Board received a letter from Melrose confirming that its due diligence was substantially complete and indicating that it continued to be prepared to move forward with a transaction at $85.00 per Share.

        On June 12, 2016, the Committee met to discuss the issues raised by the revised draft of the merger agreement provided by Simpson Thacher. The Committee considered the 17-day window shop period proposed by Melrose and sought the advice of its financial advisors with respect to the time period necessary for strategic and financial bidders to complete due diligence and submit a proposal. In connection with that discussion, representatives of Barclays and Citi advised the Committee that, in their experience, a 30-day window shop period, subject to a potential 15-day extension, would likely be sufficient. Following this discussion, the Committee instructed its legal and financial advisors to propose a 30-day window shop period, subject to extension for an additional 15-day period in the event the Company was engaged with a third party relating to a potential superior proposal at the conclusion of the initial 30-day window shop period. The Committee also sought the advice of its financial advisors regarding the size of the termination fee, and representatives of Barclays and Citi advised the Committee that, in their experience, a termination fee of 3% of a target company's equity value, or 1.5% of a target company's enterprise value, was within the range of termination fees observed as market practice for comparable transactions. Mr. Clarke informed the Committee that during a recent lunch meeting, which had been scheduled months prior, with a representative of Financial Bidder A, the representative expressed possible interest in a potential transaction with the Company. Mr. Clarke also informed the Committee that, from time to time, he spoke with a representative of Financial Bidder C, who had previously expressed possible interest in a potential transaction with the Company. The Committee discussed with its financial and legal advisors the expected time period required for financial bidders to conduct due diligence and submit a proposal, the duration of the window shop period requested by Melrose, whether any strategic bidders should be contacted regarding a potential transaction, the expected time period required for a motivated strategic bidder to conduct due diligence and submit a proposal and the potential damage to the Company if a potential sale of the Company leaked. The Committee also discussed the possibility of obtaining written commitments of support in favor of the potential transaction from two of the Company's largest outside stockholders, as requested by Melrose. Based on the foregoing discussions and considerations and given that there remained significant issues to resolve in connection with the potential transaction with Melrose, the Committee directed Barclays and Citi to contact Financial Bidder A and Financial Bidder C regarding their interest in a potential transaction with the Company, but determined to delay any outreach to potential strategic bidders due to concerns that such outreach could result in a leak and given the Committee's understanding that strategic bidders would require less time to evaluate a potential transaction with the Company.

        During the period from June 10, 2016 through June 14, 2016, representatives of Melrose and the Company discussed various provisions of the draft merger agreement, including the duration of the window shop period and the size of the break-up fee payable by the Company.

        On June 13, 2016, representatives of Barclays and Citi contacted Financial Bidder A and Financial Bidder C, and the two bidders expressed interest in discussing a potential transaction with the Company, agreed to commence targeted due diligence and received access to the Company's electronic data room.

        On June 14, 2016, Mr. Hirshorn received an unsolicited call from a fifth financial bidder, which we refer to as "Financial Bidder E", expressing an interest in entering into a potential transaction with the Company.

        Also on June 14, representatives of Weil communicated on behalf of the Company to representatives of Simpson Thacher that the Company was prepared to move forward with final negotiations on the basis of a window shop period that was 30 days from the date that the tender offer was launched and was extendable for an additional 15 days under certain circumstances. Representatives of Weil further communicated that this proposal was being made on the basis of a break-up fee equal to 2% of the Company's equity value and certain other changes to the draft merger agreement, including that Melrose must hold its shareholder meeting as promptly as practicable following execution of a definitive merger agreement. Representatives of Simpson Thacher communicated to Weil that Melrose was unable to agree to a 30-day window shop period with a potential 15-day extension, and that the break-fee to be paid by the Company in the event of a termination would need to equal 4% of the Company's equity value.

        On June 15, 2016, the Committee met to discuss (i) the unsolicited call received from Financial Bidder E, (ii) Melrose's response to the Company's proposal regarding the duration of the window shop period and the amount of the termination fee and (iii) Melrose's requirement that holders of greater than 50% of the outstanding Common Stock execute tender and support agreements. The Committee discussed with its financial and legal advisors, the need for a sufficiently long period to permit a post-signing competing proposal by a third party, the size of the termination fee and other concerns about precluding competing proposals during the window shop period. In connection with that discussion, representatives of Barclays, Citi and Weil advised the Committee that, in their experience, a termination fee equal to 4% of equity value was on the higher end of the range of termination fees observed as market practice for comparable transactions. The Committee discussed with its legal and financial advisors the duration of the window shop period and the termination fee size that would be acceptable to the Committee, as well as a potential price increase that could moderate some of the Committee's concerns. In connection with that discussion, representatives of Barclays and Citi advised the Committee that, in their experience, it was not likely that a window shop period of 25 calendar days would be long enough to permit financial bidders to complete due diligence and submit a proposal, but should be sufficient for a motivated strategic bidder to complete due diligence and submit a proposal. Following such discussions, the Committee instructed Weil to inform Simpson Thacher that the Company would be willing to agree to a 30-day window shop period, subject to a 10-day extension in the event of a competing proposal received prior to the end of the 30-day period, and a termination fee equal to 3% of the Company's equity value, provided that the Company would be willing to accept a 25-day window shop period, with no extension, if Melrose agreed to increase its proposed offer price per Share to $89.00. The Committee also discussed with its financial and legal advisors how to respond to Financial Bidder E, considered the potential damage to the Company if the discussions were to leak to the public and also considered the timing of contacting the second and third largest stockholders of the Company regarding execution of a tender and support agreement. The Committee determined that the Company would seek to promptly engage with Financial Bidder E and directed Barclays and Citi to engage with them.

        Following the June 15th call with the Committee, representatives of Weil spoke with Simpson Thacher and conveyed the proposed 30-day window shop period, subject to a 10-day extension, termination fee equal to 3% of the Company's equity value and alternative proposal of an offer price per Share increase to $89.00. Later that evening, Simpson Thacher informed Weil that Melrose was unwilling to consider the higher price, but would discuss the longer window-shop period and termination fee and respond the following day.

        On the morning of June 16, 2016, the Company negotiated and executed a confidentiality agreement with Financial Bidder E, and later that day Financial Bidder E received access to the Company's electronic data room and requested that Barclays and Citi set up a meeting with members of the Company's management team.

        On June 16, 2016, Melrose delivered a letter to the Company stating its final proposal on the key terms under discussion (the "June 16 Letter"). In the June 16 Letter, Melrose stated that it was prepared to increase the proposed offer price per Share to $86.00 and that it would accept a 30-day window shop period and a break-up fee equal to $50 million (equaling $2.98 per share and approximately 3.5% of the Company's equity value, equivalent to approximately 1.8% of the Company's enterprise value). Melrose further reiterated in the June 16 Letter that its proposal was also conditional on stockholders of the Company that held in excess of 50% of the Company's outstanding shares executing support agreements contemporaneously with the merger agreement in which such holders would agree to tender their shares into the tender offer unless the merger agreement was validly terminated by the Company. The June 16 Letter stated that the proposals contained therein were Melrose's final position on these matters and that it would withdraw and move on to other opportunities if they were not acceptable to the Board.

        On the morning of June 17, 2016, the Committee met to discuss the June 16 Letter and a proposed response. The Committee discussed with its legal and financial advisors, the duration of the window shop period, the absence of the ability to extend the window shop period if in discussions with a third party regarding a potential superior proposal, the current interaction with Financial Bidder A, Financial Bidder C and Financial Bidder E, and the size of the termination fee requested by Melrose. Representatives from Barclays and Citi reviewed with the Committee the strategic and financial bidders approached during the process conducted in August and September of 2015, the reasons stated by such bidders when declining to pursue a transaction with the Company, the fact that additional bidders had not contacted Barclays, Citi or, to their knowledge, the Company after the August 20th Wall Street Journal article was published and, based on the foregoing factors, among others, advised the Committee that, in their view, it was unlikely that those bidders or other third parties would be interested in a potential transaction at a value above that offered by Melrose. The Committee discussed with the legal and financial advisors the time that had been, and would be, provided to Financial Bidder A, Financial Bidder C and Financial Bidder E to conduct a due diligence review of the Company and also discussed the benefits and risks of contacting Strategic Bidder A or Strategic Bidder C. Based on this discussion, the Committee determined not to contact Strategic Bidder A or Strategic Bidder C at this time. Representatives of Barclays and Citi advised the Committee that, in their experience, given the access provided to Financial Bidder A, Financial Bidder C and Financial Bidder E and their ability to commence their due diligence review prior to announcement of a transaction with Melrose, among other factors, the 30-day window shop period proposed by Melrose was tight but would likely be long enough to permit those financial bidders to complete due diligence and submit a proposal. The Committee also discussed the size of the termination fee requested by Melrose and, in connection with that discussion, representatives of Barclays and Citi indicated that, in their experience, a termination fee of 3.5% of the Company's equity value, or 1.8% of the Company's enterprise value, is within a range of fees observed as market practice in comparable transactions. The Committee then requested that Mr. Smith arrange for a telephonic meeting of the Board later that evening to discuss the issues raised in the June 16 Letter with the other members of the Board. Later that afternoon, representatives of Weil and Simpson Thacher exchanged phone calls to discuss the duration of the window shop period.

        On the evening of June 17, 2016, the Board met to discuss the proposal outlined in the June 16 Letter. At that meeting, the Board discussed the status of the outreach to Financial Bidder E and reviewed the sale process that was conducted during the prior summer and early fall. Representatives of Barclays and Citi reminded the Board which parties were involved during the prior sale process and the outcome of those who were engaged or submitted an indication of interest. The Board received advice from Weil regarding its fiduciary duties, including that its fiduciary duties required it to make decisions designed to obtain the highest price reasonably available for the Company's stockholders. Representatives of Weil, Barclays and Citi reviewed for the Board the morning's discussion with the Committee, including the access provided to the financial bidders, the concerns regarding contacting the potential strategic bidders, the duration of the window shop period and the Company termination fee included in the June 16 Letter. Representatives from Barclays and Citi reviewed with the Board the strategic and financial bidders approached during the process conducted in August and September of 2015, the reasons stated by such bidders when declining to pursue a transaction with the Company, the fact that additional bidders did not contact the Company after the August 20th Wall Street Journal article was published and advised the Board that, in their view, it was unlikely that those bidders or other third parties would be interested in a potential transaction at a value above that offered by Melrose. Representatives of Barclays and Citi also advised the Board that, in their experience, given the access already provided to Financial Bidder A, Financial Bidder C and Financial Bidder E and their ability to commence their due diligence review prior to any announcement of a transaction with Melrose, among other factors, the 30-day window shop period proposed by Melrose was tight but would likely be long enough to permit those financial bidders to complete due diligence and submit a proposal. Representatives of Barclays and Citi also reviewed with the Board the range of termination fees payable in comparable transactions and advised the Board that a termination fee of 3.5% of the Company's equity value, or 1.8% of the Company's enterprise value, is within such range. The Board discussed these topics with the legal and financial advisors and decided that it would be in the best interests of the Company's stockholders to continue working on a potential transaction with Melrose on the basis of the June 16 Letter. The Board authorized Weil to communicate to Simpson Thacher that the Company would agree to the timing proposed in the June 16 Letter, and would request that the Company's second and third largest stockholders consider signing the tender and support agreement requested by Melrose. The Board instructed the Company's management and Weil to reach out to the Company's second and third largest stockholders regarding the potential transaction with Melrose and request that such stockholders consider signing the tender and support agreement requested by Melrose. The Board also determined that it would authorize Barclays and Citi to contact each of Strategic Bidder A and Strategic Bidder C prior to signing to confirm whether those parties had a renewed interest in entering into a potential transaction with the Company.

        Following the Board meeting, the members of the Board unaffiliated with Ares convened a meeting to discuss a request made by Ares to be reimbursed for expenses that may be incurred in connection with Ares entering into the tender and support agreement with Melrose. Such members of the Board discussed the request with Weil, but no decision was made to agree to Ares' request at this time.

        During the evening of June 17, 2016, Weil communicated to Simpson Thacher that the Company was willing to agree to the window shop period requested in the June 16 Letter and that Weil would be circulating a revised draft of the merger agreement reflecting the agreed terms.

        On June 19, 2016, Weil sent Simpson Thacher a revised draft of the merger agreement which reflected, among other things, a 30-day window shop period, subject to a limited period of time for Melrose to match any superior proposal received by the Company during the window shop period.

        On the morning of June 20, 2016, members of the Company's management contacted representatives of the second largest stockholder of the Company, Gates Capital Management, Inc. ("Gates Capital") and requested that Gates Capital sign a confidentiality agreement with the Company, which confidentiality agreement was signed later that morning. Later that afternoon, representatives of the Company and Weil called representatives of Gates Capital to discuss the structure of the potential transaction and the possibility of obtaining a written commitment of support from Gates Capital to tender its shares, as required by Melrose. Gates Capital indicated that it would be willing to sign a tender and support agreement, subject to review of the terms of such agreement. A draft of the tender and support agreement was delivered to Gates Capital the following day and Gates Capital negotiated the terms of the tender and support agreement with Simpson Thacher over the following three days. Also on June 20, 2016, Financial Bidder A communicated to the Company's financial advisors that it was no longer interested in pursuing a transaction with the Company.

        On the morning of June 21, 2016, members of the Company's management contacted representatives of the third largest stockholder of the Company, Anchorage Advisor Management, L.L.C. ("Anchorage") and requested that Anchorage sign a confidentiality agreement with the Company, which confidentiality agreement was signed later that day. The following day, representatives of the Company and Weil called representatives of Anchorage to discuss the structure of the potential transaction and the possibility of obtaining a written commitment of support from Anchorage to tender its shares, as required by Melrose. Anchorage also indicated that it would be willing to sign a tender and support agreement, subject to review of the terms of such agreement. A draft of the tender and support agreement was delivered to Anchorage and Anchorage negotiated the terms of the tender and support agreement with Simpson Thacher over the following two days.

        On June 21, 2016 and June 23, 2016, Weil and Simpson Thacher exchanged drafts of the merger agreement containing revisions relating to, among other things, the time period during which Melrose could match a superior proposal, the restrictions on the ability of the Company to operate its business between signing and closing of the transaction and the termination events potentially resulting in a Melrose obligation to pay a termination fee.

        On the evening of June 22, 2016, the Committee met to discuss the status of the outreach to the Company's largest outside stockholders and the status of the diligence being performed by the potential financial bidders. Representatives of Barclays and Citi reported that Financial Bidder A and Financial Bidder C were not interested in pursuing a transaction with the Company.

        Following the Committee meeting, the members of the Board unaffiliated with Ares met to discuss the expense reimbursement requested by Ares. Such members of the Board discussed the expense reimbursement request with representatives from Weil, considered the precedent for expense reimbursement under similar circumstances and instructed Weil to proceed with negotiating an expense reimbursement agreement with Ares' legal counsel, Sullivan & Cromwell LLP ("S&C"), which would not obligate the Company to reimburse expenses incurred prior to signing the tender and support agreement.

        On June 23, 2016, representatives of the Company provided a management presentation to representatives from Financial Bidder E.

        During the morning of June 24, 2016, representatives from Barclays, Citi, Nomura, Simpson Thacher and Weil held a conference call to discuss the impact of the vote by the United Kingdom to exit the European Union and the related change in the exchange rate between the British pound sterling and the U.S. dollar. Representatives of Nomura and Simpson Thacher advised the representatives of Barclays, Citi and Weil that Melrose remained committed to the transaction but that Melrose determined that in light of the severe market disruption that it could not take the necessary steps to finalize its underwriting agreement until after the market turmoil subsided. The participants on the call then discussed the potential timing of the transaction, including the possibility of it being delayed beyond the June 30, 2016 target date towards which the parties were working. Nomura and Simpson Thacher informed the other parties to the call that Melrose would be speaking with its underwriters on the morning of Monday, June 27th and make a determination at that time whether the potential announcement of the transaction would be delayed. In the event that Melrose determined to delay the potential transaction, Simpson Thacher informed the Company's legal and financial advisors that, in order to satisfy financial disclosure requirements relating to the potential transaction with the Company, Melrose would agree to cancel the listing of its securities on the premium listing segment of the Official List and re-admit its securities to the standard listing segment of the Official List. Simpson Thacher explained that the change to the standard listing segment would require the approval of 75% of the votes cast by Melrose's shareholders on a resolution to approve such action.

        Later in the morning of June 24, 2016, the Committee met with representatives of the Company's management, Barclays, Citi and Weil to discuss the impact of the British vote to exit the European

Union and the response from Melrose's advisors. The Committee discussed with its legal and financial advisors the impact of the market disruption on the timing of the potential transaction, the potential requirement that Melrose seek shareholder approval of an additional resolution that requires the approval of 75% of the votes cast thereon and the timing of outreach to Strategic Bidder A and Strategic Bidder C. Following such discussion, the Committee instructed Barclays and Citi to further delay contacting Strategic Bidder A and Strategic Bidder C. Mr. Lukas then informed the Committee that he had been contacted by a representative of a private equity fund based in Beijing, which we refer to as ("Financial Bidder F"), who expressed interest in a potential transaction with the Company. Representatives of Citi committed to review the background of Financial Bidder F and report to the Committee at its next meeting.

        On June 25, 2016, Barclays and Citi received Financial Bidder E's indication of interest with respect to an acquisition of the Company. Financial Bidder E proposed to acquire the Company for a per share price of between $70 and $75 and committed to reaching a signed definitive agreement with the Company by July 22, 2016.

        On June 27, 2016, the Committee met to discuss the continued market disruption resulting from the impact of the vote by the United Kingdom to exit the European Union and the related change in the exchange rate between the British pound sterling and the U.S. dollar. Representatives from Barclays and Citi provided an update to the Committee on the market disruption and the anticipated timing of the potential transaction. The Committee discussed with its legal and financial advisors the duration of the confidentiality agreements signed with Gates Capital and Anchorage and the need to request an extension of the term. The Committee then instructed Weil and the Company's management to contact Gates Capital and Anchorage to request a one to two week extension. The Committee then discussed with its financial advisors the indication of interest received from Financial Bidder E and instructed Barclays and Citi to defer responding to Financial Bidder E until later in the week.

        In the evening of June 28, 2016, Simpson Thacher sent Weil a further revised draft of the merger agreement which proposed, among other things, the inclusion of the additional resolution to be sought from the Melrose shareholders authorizing Melrose to change its listing from the premium listing segment to the standard listing segment of the Official List.

        On June 29, 2016, representatives of Barclays and Citi spoke with representatives of Nomura and were informed that the market disruption caused by the United Kingdom decision to exit the European Union had sufficiently abated and that Melrose was prepared to proceed with the potential transaction. Later that day, the Committee met with its legal and financial advisors to discuss the timing of the potential transaction and interaction with Financial Bidder E. The Committee discussed the anticipated timing of the potential transaction with its legal and financial advisors and agreed to schedule a meeting of the Board for July 5, 2016 to consider the transaction. The Committee then sought the advice of its financial advisors with respect to Financial Bidder F. Barclays and Citi advised the Committee that Financial Bidder F had never completed a transaction in the United States and that Barclays and Citi believed that Financial Bidder F had no direct knowledge of the Company's business. As a result of Financial Bidder F's lack of experience completing transactions in the United States, lack of direct knowledge of the Company's business and the increased potential for a leak, the Committee determined not to engage with Financial Bidder F. The Committee then discussed with its financial advisors responding to Financial Bidder E and instructed Barclays to respond to Financial Bidder E the following day that its proposed offer price was too low and that a competitive offer would require a price in the "80's". The Committee then discussed with its financial advisors the timing of contacting Strategic Bidder A and Strategic Bidder C and its financial advisors recommended that the strategic bidders be contacted once it became clear that Melrose had commenced its outreach to its shareholders. The Committee agreed and instructed its financial advisors to do so.

        On June 30, 2016, Barclays and Citi contacted representatives of Strategic Bidder C regarding a potential transaction with the Company, which Strategic Bidder C declined to pursue. Also on June 30,

2016, Barclays contacted a representative of Financial Bidder E to inform them that its offer price was too low. Financial Bidder E inquired whether a price in the "80's" would be required, which Barclays confirmed. Financial Bidder E noted that it would need to discuss with its committee, which was scheduled to meet after the fourth of July holiday, before responding.

        On July 1, 2016, Barclays contacted a representative of Strategic Bidder A regarding a potential transaction with the Company. On July 3, 2016, a representative of Strategic Bidder A responded indicating that its interest remained in select businesses of the Company rather than the whole Company.

        Negotiation of the merger agreement continued during the period from June 30, 2016 to July 5, 2016, with Weil and Simpson Thacher exchanging drafts of the merger agreement.

        On the evening of July 5, 2016, the Board held an in-person special meeting in New York. Representatives of the Company's management, Barclays, Citi and Weil were also in attendance. Mr. Clarke presented an update on the status of the Company's business and current performance to the Board, including a review of the performance of the Company's business segments, an expectation of continued restructuring efforts in certain businesses and an expectation that the Company could continue to perform as anticipated, subject to unforeseen events and changes in the market. Mr. Clarke then provided management's recommendation in support of the proposed transaction, stating that the proposed transaction provided a significant premium to the recent market price and certainty for the Company's stockholders. Mr. Clarke also noted in connection with management's recommendation that the Company remained subject to various business risks, including that future restructurings are being contemplated, that it competed with large industrial competitors with access to significant resources and that the Company could again encounter unforeseen operational challenges. Representatives of Barclays and Citi then reviewed with the Board the history of the negotiation of the proposed transaction, including (i) a review of the July 2015 Projections and the current Projections and a discussion of the fact that the Company's actual performance during the second half of 2015 was significantly lower than that assumed in the preparation of the July 2015 Projections, which was a significant contributing factor to the Projections being lower than the July 2015 Projections, (ii) a review of the potential bidders contacted by the financial advisors, including a summary of the interactions that had taken place in 2015 with Strategic Bidder A, Strategic Bidder B, Strategic Bidder C, Financial Bidder A, Financial Bidder B, Financial Bidder C and Financial Bidder D, and a summary of the interactions that had taken place during the three weeks prior to the date of the meeting with Strategic Bidder A, Strategic Bidder C, Financial Bidder A, Financial Bidder C and Financial Bidder E, including that, with the exception of Financial Bidder E who submitted an indication of interest with a per share price of between $70 and $75, each of the other potential bidders had declined to pursue a transaction with the Company, (iii) the timing delay and uncertainty caused by the British vote to exit the European Union and (iv) the duration of the window shop period and size of the termination fee. The Board discussed the window shop period and size of the termination fee with its financial advisors, and was advised by representatives of Barclays and Citi that, in their opinion, the 30-day window shop period would likely be long enough to permit other potential bidders to submit a proposal and that the termination fee of 3.5% of the Company's equity value, or 1.8% of the Company's enterprise value, was within the range of fees agreed in similar transactions that Barclays and Citi reviewed with the Board. Barclays and Citi also reviewed with the Board their respective financial analyses of the consideration to be offered to the Company's stockholders and rendered their respective oral opinions, which were each subsequently confirmed by delivery of a written opinion, to the Board that, as of July 5, 2016 and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by each of Barclays and Citi, from a financial point of view, the consideration to be offered to the stockholders of the Company in the proposed transaction is fair to such stockholders. A representative of Weil then reviewed with the Board an update to the financial advisors' prior and current relationships with Melrose, which the Board subsequently determined were not material, discussed with the members of the Board their fiduciary duties in connection with their evaluation of the proposed transaction, and reviewed the transaction process implemented by the Board, the key aspects of the merger agreement and tender and support agreements, including, among others, the provisions concerning the Board's ability to change its recommendation and under appropriate circumstances terminate the merger agreement to accept a superior proposal, and the anticipated timeline of events between signing and closing, should the Board determine to approve the merger agreement. The Board discussed with its legal advisors the conditions to the Offer and the risks associated with the conditions, including the approvals that would need to be obtained from Melrose's shareholders and the voting thresholds relating to such approvals. The Board discussed with its legal and financial advisors whether terms more favorable to the Company could be negotiated regarding certain matters, including matters relating to the need for Melrose shareholder approval, the size of the termination fee payable by Melrose and the length of the window shop period, and a representative of Weil reviewed the history of the negotiation of such matters with the Board. Mr. Smith then reviewed each of the proposed board resolutions to approve the transaction and the Board unanimously approved such resolutions and unanimously (i) declared that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of the Company accept the Offer and tender their common stock to Purchaser in the Offer.

        On the evening of July 5, Melrose informed the Company that a transaction committee authorized by the Melrose board of directors to approve the merger agreement and the proposed transaction, had unanimously approved the merger agreement and the transactions contemplated by the merger agreement. Early on the morning of July 6, 2016, the Company, Melrose and Purchaser executed and delivered the Merger Agreement and each of Melrose and the Company issued a press release announcing the execution of the merger agreement.

Reasons for the Recommendation of the Board

        The Board carefully considered the Offer and the Merger, consulted with the Company's management and legal and financial advisors, and took into account numerous factors, including, but not limited to, the factors listed below. The Board has unanimously determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders, and recommends that the holders of the Company's common stock tender their Shares in the Offer, for the following reasons.

  1.
  Substantial and Immediate Cash Value

        The Board unanimously determined that, after an evaluation of potential strategic alternatives with the assistance of the Company's management, legal and financial advisors, the Offer price of $86.00 per Share in cash offered immediate and certain value and was fair, from a financial point of view, to the holders of Shares.

  2.
  Significant Premium to Market Price

        The Board noted that the Offer Price of $86.00 per Share in cash represented a significant premium over the market prices at which the Shares previously had traded. The Offer Price represents a 37.6% premium over the July 5, 2016 closing Share price, a 67.7% premium over the volume weighted average price for the thirty trading days ended July 5, 2016 and a 69.4% premium over the volume weighted average price for the sixty trading days ended July 5, 2016.

  3.
  Likelihood of Consummation

        The Board noted the strong likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, the conditions to the Offer and the Merger being specific and limited, the likelihood of obtaining required regulatory approvals and the remedy of specific performance available to the Company under the Merger Agreement in the event of breaches by Melrose and the fact that consummation of the Offer is not subject to any financing condition.

  4.
  Review of Potential Strategic Alternatives

        The Company and the Board considered a wide variety of potential strategic alternatives other than a sale of the Company, including pursuing additional acquisitions, disposing of certain assets or making other investments. The Board considered the cash flow characteristics and potential investment needs of its various businesses, on a combined basis and in the context of a spinoff of certain of those businesses. The Company and the Board also reviewed and took into consideration the previous discussions between the various interested third parties with respect to potential transactions with those third parties, which discussions are described above. The Board concluded that none of these alternatives was reasonably likely to present opportunities for creating greater value for the Company's stockholders.

  5.
  Prospects of the Company; Risks Relating to Remaining a Stand-Alone Company

        In determining that the Offer Price is fair to the Company's stockholders, the Board also took into account the Company's recent financial performance, future prospects and general business, industry and economic conditions. The Company and the Board considered the possibility and potential benefits to the Company's stockholders of continuing to pursue its current business plan on a stand-alone basis; the timing and the likelihood of accomplishing the goals of such alternative; and the Company's assessment that this alternative was not reasonably likely to present opportunities for creating greater value for the Company's stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. In particular, the Board considered prospective risks to the Company as a standalone public entity, including the risks and uncertainties with respect to (i) the Company's performance delivering financial results consistent with its forecast, (ii) unanticipated events which negatively impact the Company's performance and prospects, (iii) global economic conditions that affect the business, (iv) the Company's ability to achieve scale and expand through acquisitions of other assets or companies, particularly in light of its current leverage profile, (v) the Company's current indebtedness relative to its equity value, (vi) volatility in the Company's stock price and the markets generally and (vii) the "risk factors" set forth in the Company's Annual Report Form 10-K for the fiscal year ended December 31, 2015. The Board determined that the certainty of the Offer Price was in the best interests of the Company's stockholders, allowing the Company's stockholders to receive a significant premium to recent trading prices for their Shares.

  6.
  Lack of Liquidity

        Certain funds affiliated with Ares Management LLC own, in the aggregate, approximately 38.8% of the outstanding Shares and other stockholders also own significant portions of the outstanding Shares. As a result, these stockholders, acting individually or together, have the ability to exert substantial control over matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. In addition, certain funds affiliated with Gates Capital Management, L.P. and Anchorage Advisor Management, L.L.C. collectively own 29.9% of the outstanding Shares. This concentration of equity ownership reduces liquidity in the trading of the Company's stock, which may make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not always coincide with the interests of other stockholders.

  7.
  Competitive Landscape

        The Company's competitors have substantially greater resources and the Company faces competitive risks that may negatively impact the business. The Company's business segments compete with many domestic and international suppliers in various markets on the basis of quality, distribution, delivery and price. Some of the Company's competitors in these markets have greater financial and marketing resources than those available for certain of the Company's segments. These competitive factors could require the Company to reduce prices or increase spending on product development, marketing and sales, either of which could adversely affect the Company's operating results.

  8.
  Opinion of the Company's Financial Advisors

        The Board received written opinions from each of Barclays and Citi, each dated July 5, 2016, as to the fairness, from a financial point of view and as of the date of the opinion, of the $86.00 per Share cash consideration to be received in the Offer and the Merger, taken together as a single integrated transaction, by holders of Shares pursuant to the Merger Agreement, as more fully described below under the caption "Opinion of the Company's Financial Advisors—Opinion of Barclays Capital Inc." and "Opinion of the Company's Financial Advisors—Opinion of Citigroup Global Markets Inc."

  9.
  Ability to Accept Superior Proposal

        The Merger Agreement allows the Company, under certain circumstances, to consider and respond to an unsolicited superior proposal for an acquisition transaction from a third party prior to 11:59 p.m. (Eastern time) on August 6, 2016, and the Board has the right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement prior to such time in order to enter into an agreement with respect to such superior proposal, upon payment of a termination fee of $50 million. In addition, the Company is not party to any standstills that would prohibit an interested bidder from making a competing proposal.

  10.
  Transaction Structure

        The transaction is structured as a tender offer, and the Merger Agreement requires Purchaser, if it acquires a number of Shares in the Offer that when added to the number of Shares then owned by Melrose and Purchaser represents at least a majority of the Shares then outstanding (the "Minimum Tender Condition"), to consummate a second-step merger in which holders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price. Melrose and Purchaser have represented in the Merger Agreement that they own no Shares. The Merger Agreement contains limited rights to terminate the Offer and generally requires Purchaser to extend the Offer beyond the initial expiration date (subject to the outside date for the Offer) if the conditions to Purchaser's obligations to close the Offer are not satisfied as of such date. Consequently, the transaction structure potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed promptly by the Merger in which stockholders who do not tender their Shares in the Offer will receive the same Offer Price.

  11.
  Appraisal Rights

        Statutory appraisal rights are available under Delaware law in the Merger for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under Delaware law, which would allow such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

        The Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following.

  1.
  No Stockholder Participation in Future Growth or Earnings

        The nature of the Offer and the Merger as a cash transaction would prevent the holders of Shares from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company.

  2.
  Taxable Consideration

        The all-cash consideration in the Offer and the Merger generally would be taxable to the holders of Shares.

  3.
  Effects of Failure to Complete Transaction

        There will be risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, the effect on the Company's relationships with customers, partners and others that do business with the Company and the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing, among other potential negative effects on the Company if the Offer is not completed.

  4.
  Potential Differences in Interests

        As a result of the terms of their employment agreements and equity awards, certain of the Company's executive officers may receive other payments in connection with or following the Transactions. See "Arrangements between the Company and its Executive Officers, Directors and Affiliates."

  5.
  Termination Fee

        Although reasonable, the Merger Agreement provides for a termination fee of $50 million (equivalent to $2.98 per share) that would become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal.

  6.
  No Solicitation

        The Merger Agreement restricts the Company's ability to solicit competing proposals, subject to certain exceptions to allow the Board to exercise its fiduciary duties, including that after 11:59 p.m. (Eastern time) on August 6, 2016 (the "Window Shop Deadline"), the Company is no longer able to terminate the Merger Agreement to enter into a definitive agreement relating to a superior proposal. During negotiations, the Company sought a longer period between announcement of the Merger Agreement and the Window Shop Deadline, but was unable to reach agreement with Melrose on a longer period.

  7.
  Melrose Shareholder Approval

        Melrose is required to seek the approval of its shareholders for (i) the acquisition of the Company for purposes of the United Kingdom stock exchange listing rules, (ii) the creation and authorization of the issuance of ordinary shares of Melrose for purposes of Melrose's rights issue of its ordinary shares to its shareholders and (iii) authorization of the directors of Melrose to cancel the listing of securities of Melrose on the premium listing segment of the official list maintained by the UKLA (the "Official List") and to re-admit the securities of Melrose to the standard listing segment of the Official List and to trading on the London Stock Exchange's main market for listed securities. The shareholder approvals set forth in clauses (i) and (ii) above will require a simple majority of the votes cast thereon at the Melrose general meeting. The shareholder approval set forth in clause (iii) will require 75% of the votes cast thereon at the Melrose general meeting. If any of the above approvals of Melrose's shareholders are not obtained, the Merger Agreement may be terminated and the Company's business could be significantly harmed.

  8.
  Support Agreements

        Melrose has entered into Support Agreements with each of Ares, Gates and Anchorage, pursuant to which, among other things, each of Ares, Gates and Anchorage has agreed to, within seven (7) business days of the commencement of the Offer, cause to be tendered in the Offer, all of the Shares owned by such stockholder. As a result of the commitments made by the stockholders under such Support Agreements, unless the Merger Agreement is earlier terminated and assuming that the remaining conditions to the Offer are met, the Minimum Condition will be satisfied and the Offer and the Merger will be completed.

        The Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

        The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its recommendation. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company's financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Board considered, the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors. In light of the factors described above, the Board unanimously duly adopted resolutions (i) declaring that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL and (iii) recommending that the stockholders of the Company accept the Offer and tender their Shares to Purchaser in the Offer, in each case on the terms and subject to the conditions of the Merger Agreement.

Executive Officer and Director Arrangements Following the Merger

        As of the date of this Schedule 14D-9, none of the Company's current executive officers or directors have entered into any agreements or arrangements with Melrose, the Company, or their respective affiliates regarding continued service with Melrose, the Surviving Corporation or their respective affiliates after the Effective Time.

Opinion of the Company's Financial Advisors.

  Opinion of Barclays Capital Inc.

        The Company engaged Barclays to act as its financial advisor with respect to pursuing strategic alternatives for the Company, including a possible sale of the Company. On July 5, 2016, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be received by the stockholders of the Company is fair, from a financial point of view, to such stockholders.

        The full text of Barclays' written opinion, dated as of July 5, 2016, is attached as Annex A to this Schedule 14D-9. Barclays' written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully and in its entirety. The following is a summary of Barclays' opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

        Barclays' opinion, the issuance of which was approved by Barclays' Valuation and Fairness Opinion Committee, is addressed to the Board, addresses only the fairness, from a financial point of view, of the consideration to be offered to the stockholders of the Company and does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender such stockholder's Shares pursuant to the Offer or how such stockholder should vote or act with respect to the transaction. The terms of the Offer and the Merger were determined through arm's-length negotiations between the Company and Melrose and were unanimously approved by the Board. Barclays did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the Offer and the Merger. Barclays was not requested to address, and its opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Offer and the Merger. In addition, Barclays expressed no opinion on, and its does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Offer and the Merger. No limitations were imposed by the Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

        In arriving at its opinion, Barclays, among other things:

  •
  reviewed and analyzed a draft of the Merger Agreement, dated July 4, 2016, a draft of the form of Tender and Support Agreement, dated June 30, 2016 and the specific terms of the Offer and the Merger;

  •
  reviewed and analyzed publicly available information concerning the Company that Barclays believed to be relevant to its analysis, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2016;

  •
  reviewed and analyzed financial and operating information with respect to the business, operations and prospects of the Company furnished to Barclays by the Company, including financial projections prepared by the Company's management;

  •
  reviewed and analyzed a trading history of the Company's common stock from June 11, 2010 through July 1, 2016;

  •
  reviewed and analyzed a comparison of the historical financial results and present financial condition of the Company with those of other companies that Barclays deemed relevant;

  •
  reviewed and analyzed a comparison of the financial terms of the Offer and the Merger with the financial terms of certain other transactions that Barclays deemed relevant;

  •
  reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of the Company;

  •
  had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects; and

  •
  undertook such other studies, analyses and investigations as Barclays deemed appropriate.

        In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information. Barclays also relied upon the assurances of management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the Company's future financial performance and that the Company would perform substantially in accordance with such projections. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. Barclays' opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, July 1, 2016. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after, July 1, 2016.

        In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the Shares but rather made its determination as to fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Offer and the Merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

        In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

        The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Offer and the Merger. None of the Company, Melrose, Purchaser, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Selected Comparable Company Analysis

        In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to the Company with selected companies that Barclays, based on its experience in the heating ventilation and air conditioning

("HVAC"), security monitoring, diversified industrials, building products and ergonomics industries, deemed comparable to the Company. The selected comparable companies were:

Core Comparables
Aaon, Inc.
A.O. Smith Corporation
Fortune Brands Home & Security, Inc.
HD Supply Holdings, Inc.
Johnson Controls, Inc.
Lennox International Inc.
Masco Corporation
Rexnord Corporation
Tyco International Plc
Watsco, Inc.

Diversified Industrials Comparables
Acuity Brands, Inc. Allegion Public Company Limited Honeywell International Inc. IDEX Corporation Ingersoll-Rand Public Company Limited Stanley Black & Decker, Inc. United Technologies Corporation

Building Products Comparables
Armstrong World Industries, Inc. Caesarstone Sdot-Yam Ltd. Interface, Inc. Masonite International Corporation Mohawk Industries, Inc. The Sherwin-Williams Company Trex Company, Inc. USG Corporation

Ergonomics Comparables
Herman Miller, Inc. HNI Corporation Knoll, Inc. Steelcase Inc.

        Barclays calculated and compared various financial multiples and ratios of the Company and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed the ratio of each company's enterprise value ("EV") to estimated earnings before interest, tax, depreciation and amortization ("EBITDA"), adjusted to exclude non-recurring charges ("Adjusted EBITDA"), for the calendar year ended December 31, 2016. The EV of each company was obtained by adding its net debt as of the first quarter of calendar year 2016 to the sum of the market value of its common equity. All of these calculations were performed, and based on publicly available financial data (including FactSet and Capital IQ) and closing prices as of July 1, 2016, the last trading day prior to the delivery of Barclays' opinion. The results of this selected comparable company analysis are summarized below:

Enterprise Value as a Multiple of 2016 Estimated EBITDA
	High	Median	Mean	Low	Bottom Quartile
Core Comparables	14.7x	13.7x	12.5x	9.0x	10.9x
Diversified Industrials Comparables	17.5x	11.9x	12.9x	10.0x	11.0x
Building Products Comparables	14.6x	9.7x	10.2x	8.0x	8.5x
Ergonomics Comparables	9.4x	8.0x	7.9x	6.2x	7.1x
The Company based on analyst consensus estimates					7.9x

        Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with the Company. However, because no selected comparable company is exactly the same as the Company, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, historical and future growth prospects, profitability levels and degree of operational risk between the Company and the companies included in the selected comparable company analysis. Based upon these judgments and an analysis of the historical and current trading levels of the Company, as compared to the selected comparable companies, Barclays selected a range of EV to estimated 2016 Adjusted EBITDA multiples of 7.0x to 9.5x for the Company and applied such range to the management projections to calculate a range of implied prices per Share.

        The selected comparable company analysis yielded an implied valuation range of prices per Share of $52 to $98. Barclays noted that on the basis of the selected comparable company analysis, the transaction consideration of $86 per Share was within the range of implied values per Share calculated.

Selected Precedent Transaction Analysis

        Barclays reviewed and compared the EVs and financial multiples paid in selected other transactions in the HVAC, security monitoring, building products and ergonomics industries that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Company with respect to the size, mix, margins and other characteristics of their businesses.

        The following tables set forth the transactions analyzed

Selected HVAC Precedent Transactions

Ann. Date	Target	Acquiror
January 2016	Tyco International	Johnson Controls
August 2015	Tecumseh Products	Atlas FRM/Mueller Industries
April 2014	Air Distribution Technologies	Johnson Controls
March 2014	Reznor	Nortek, Inc.
September 2012	Tompkins Air Distribution	Canada Pension Plan Investment Board
August 2012	Goodman Global Holdings	Daikin Industries
September 2010	Munters	Nordic Capital
December 2007	Trane	Ingersoll-Rand
October 2007	Goodman Global Holdings	Hellman & Freidman
August 2005	York International Corp.	Johnson Controls
November 2004	Goodman Global Holdings	Apollo Advisors
August 2004	Nortek, Inc.	Thomas H. Lee

Selected Security Monitoring Precedent Transactions

Ann. Date	Target	Acquiror
February 2016	ADT	Protection 1 (Apollo Management)
February 2013	2GIG Technologies	Nortek, Inc.
December 2003	Blick	Stanley Works
December 2001	Interlogix	General Electric Co.
August 2001	Sensormatic Electronics Corp.	Tyco International
December 2000	Detection Systems	Bosch
December 1999	Pittway	Honeywell

Selected Building Products Precedent Transactions

Ann. Date	Target	Acquiror
April 2015	ProBuild	Builders FirstSource
March 2015	Norcraft Cabinetry	Fortune Brands Home & Security
September 2013	Groche	Lixil Group Corp
June 2013	American Standard	Lixil Group Corp
June 2013	Woodcrafters Home Products	Fortune Brands Home & Security
October 2012	HHI of Stanley Black & Decker	Spectrum Brands

Selected Ergonomics Precedent Transactions

Ann. Date	Target	Acquiror
January 2015	Anthro	Nortek, Inc.
December 2010	Ergotron	Nortek, Inc.

        As part of its selected precedent transactions analysis, Barclays calculated, among other things, the ratio of the target company's EV to its estimated last twelve month Adjusted EBITDA ("LTM

EBITDA") as of the announcement date of such transaction, or EV/LTM EBITDA. The results of this selected precedent transactions company analysis are summarized below:

Median EV/LTM EBITDA
HVAC Transactions	10.3x
Security Monitoring Transactions	11.3x
Building Products Transactions	9.4x
Ergonomics Transactions	7.3x
Total	10.3x

        The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Offer and the Merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Offer and the Merger which would affect the acquisition values of the selected target companies and the Company. Based upon these judgments, Barclays selected a range of 9.0x to 10.5x multiples of EV to estimated LTM EBITDA and applied such range to the management projection for the Company's LTM EBITDA as of the first quarter of calendar year 2016 to calculate a range of implied prices per Share.

        The selected precedent transactions analysis yielded an implied valuation range of prices per Share of $69 to $94. Barclays noted that on the basis of the selected precedent transaction analysis, the transaction consideration of $86 per Share was within the range of implied values per Share.

Discounted Cash Flow Analysis

        In order to estimate the present value of the Company's common stock, Barclays performed a discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the "present value" of estimated future cash flows of the asset. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

        To calculate the estimated EV of the Company using the discounted cash flow method, Barclays added (i) the Company's projected after-tax unlevered free cash flows for the period beginning April 3, 2016 and ending December 31, 2020, which Barclays derived from the Company's actual financial results as reported in its Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2016 and management projections for calendar years 2016 to 2021, to (ii) the "terminal value" of the Company as of December 31, 2020, and discounted such amounts to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax ("EBIT"), adding depreciation and amortization and subtracting capital expenditures, increase in working capital and decreases in long term liabilities and other cash flows. The residual value of the Company at the end of the forecast period, or "terminal value," was estimated by selecting a range of terminal value multiples based on the Company's estimated 2021 Adjusted EBITDA of 7.0x to 9.0x, which was derived by analyzing the historical trading multiples of the Company and the comparable companies used in the "Selected Comparable Company Analysis" above. The range of after-tax discount rates of 10.0% to 12.0% was selected based on an analysis of the weighted average cost of capital of the Company and the comparable companies used in the "Selected Comparable Company Analysis" above. Barclays then calculated a range of implied prices per Share by subtracting net debt as of the first quarter of calendar year 2016 from the estimated EV using the discounted cash flow method and dividing such amount by the fully diluted number of Shares.

        The discounted cash flow analysis yielded an implied range of prices per Share of $69 to $112. Barclays noted that on the basis of the discounted cash flow analysis, the transaction consideration of $86 per Share was within the range of implied values per Share calculated using management projections.

Additional Analyses

        In rendering its opinion, Barclays also performed certain other analyses, as set forth below, which were solely for informational purposes and were not part of its fairness determination.

  Leveraged Buyout Analysis

        Barclays performed a leveraged buyout analysis in order to ascertain a price for the Company's common stock which might be achieved in a leveraged buyout transaction with a financial buyer using a debt capital structure based upon current market conditions. Barclays assumed the following in its analysis: (i) a debt capital structure of the Company comprised of total leverage of funded debt to LTM Adjusted EBITDA as of the first quarter of calendar year 2016 of approximately 6.0x, (ii) an equity investment that would achieve a rate of return of approximately 18% to 22% over the period beginning April 3, 2016 and ending December 31, 2020, and (iii) a projected EBITDA exit value that was estimated using a range of exit value multiples based on the Company's estimated 2021 Adjusted EBITDA of 7.0x to 9.0x, which was derived by analyzing the historical trading multiples of the Company and the comparable companies used in the "Selected Comparable Company Analysis" above. Based upon these assumptions, Barclays calculated a range of implied values per Share of $62 to $94. Barclays noted that on the basis of the leveraged buyout analysis, the transaction consideration of $86 per Share was within the range of implied values per Share calculated using management projections.

  Transaction Premium Analysis

        In order to assess the premium offered to the stockholders of the Company in the Offer and the Merger relative to the premiums offered to stockholders in other transactions, Barclays reviewed the premium paid in all U.S. cash transactions since May 2013 involving acquisitions of companies valued at more than $500 million. For each transaction, Barclays calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company's historical average share price during the one trading day prior to announcement or market speculation regarding the transaction.

        The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the transaction premium analysis. Accordingly, Barclays believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the proposed transaction which would affect the acquisition values of the target companies and the Company. Based upon these judgments, Barclays selected a range of 25% to 45% to the closing price of the Company's common stock on July 1, 2016 to calculate a range of implied prices per Share of $75 to $87. Barclays noted that on the basis of the transaction premium analysis, the transaction consideration of $86 per Share was above the range of implied values per Share calculated using the closing price of the Company's common stock on July 1, 2016.

  Analyst Price Targets

        Barclays reviewed the public market trading price targets for the Company's common stock published by two securities research analysts as of July 1, 2016. These targets reflected each analyst's estimate of the one-year public market trading price for the Company's common stock. The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for the shares and these estimates are subject to uncertainties, including future financial performance of the Company and future financial market conditions. The securities research analyst price targets for the Company's common stock ranged from $54 to $68. Barclays noted that the transaction consideration of $86 per Share was above such range.

  Historical Share Price Analysis

        To illustrate the trend in the historical trading prices of the Company's common stock, Barclays considered historical data with regard to the trading prices of the Company's common stock between July 1, 2015 and July 1, 2016, the last trading day prior to the delivery of Barclays' opinion. During such period, the trading price of the Company's common stock ranged from $34 to $93. Barclays noted that the transaction consideration of $86 per Share was within such range.

General

        Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Board selected Barclays because of its familiarity with the Company and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Offer and the Merger.

        Barclays is acting as financial advisor to the Company in connection with the Offer and the Merger. As compensation for its services in connection with the Offer and the Merger, Barclays earned a fee of $2 million upon the delivery of Barclays' opinion. Additional compensation estimated as of the date of Barclays' opinion to be approximately $9.69 million will be payable upon completion of the Offer, against which the amounts paid for the opinion will be credited. In addition, the Company has agreed to reimburse Barclays for its reasonable and documented out-of-pocket expenses incurred in connection with the Offer and the Merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays' opinion. Barclays has performed various investment banking and financial services for the Company, Melrose, Ares and their affiliates in the past, and is likely to perform such services in the future, and has received, and is likely to receive, customary fees for such services. Specifically, an affiliate of Barclays is a lender under the Company's $325 million senior secured asset-backed revolving credit facility. During the past two years, Barclays has not received any fees from the Company for investment banking services. Barclays has advised the Company that Barclays or its affiliates have performed various investment banking services for Melrose and certain of its affiliates in the past, for which Barclays has, during the past two years, received aggregate fees of approximately $1.1 million from Melrose and its subsidiaries. In addition, an affiliate of Barclays has acted as a lender under several credit facilities for Melrose, including its current GBP200 million revolving credit facility, for which Barclays has, during the past two years, received aggregate fees of approximately GBP2.8 million from Melrose and its subsidiaries. Barclays has advised the Company that Barclays has performed various investment banking services for Ares and certain of its portfolio companies and affiliates in the past, for which Barclays has, during the past two years, received aggregate fees of approximately $2.6 million from Ares and its subsidiaries, including (i) having acted or acting as financial advisor to Ares and certain of its portfolio companies and affiliates in connection with certain mergers and acquisition transactions; (ii) having acted or acting as arranger, bookrunner and/or lender for Ares and certain of its portfolio companies and affiliates in connection with the financing for various acquisition transactions; and (iii) having acted or acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaking by Ares and certain of its portfolio companies and affiliates.

        Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effective transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Melrose and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

  Opinion of Citigroup Global Markets Inc.

        The Company retained Citi as a financial advisor in connection with the Offer and the Merger. In connection with this engagement, The Company requested that Citi evaluate the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by the stockholders of the Company. On July 5, 2016, at a meeting of the Board held to evaluate the Offer and the Merger, Citi delivered to the Board an oral opinion (which was subsequently confirmed in writing) to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in its opinion, the consideration to be received in the Offer and the Merger by the stockholders of the Company was fair, from a financial point of view, to such stockholders.

        The full text of Citi's written opinion, dated July 5, 2016, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering such opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The description of Citi's opinion set forth below is qualified in its entirety by reference to the full text of Citi's opinion. Citi's opinion was provided for the information of the Board (in its capacity as such) in connection with its evaluation of the consideration to be received by stockholders of the Company from a financial point of view and did not address any other aspects or implications of the Offer and the Merger. Citi was not requested to consider, and its opinion does not address, the underlying business decision of the Company to effect the Offer and the Merger, nor did Citi's opinion address the relative merits of the Offer and the Merger as compared to any alternative business strategies or opportunities that might exist for the Company or the effect of any other transaction in which the Company might engage. Citi's opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should vote or act on any matters relating to the Offer and the Merger or otherwise.

        In arriving at its opinion, Citi:

  •
  reviewed a draft dated July 4, 2016 of the Merger Agreement and a draft dated June 30, 2016 of the form of Tender and Support Agreement;

  •
  held discussions with certain senior officers, directors and other representatives and advisors of the Company concerning the business, operations and prospects of the Company;

  •
  examined certain publicly available business and financial information relating to the Company;

  •
  examined certain financial forecasts and other information and data relating to the Company which were provided to or discussed with us by the management of the Company;

  •
  reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of the Shares, the Company's historical and projected earnings and other operating data of the Company, and the capitalization and financial condition of the Company;

  •
  considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Offer and the Merger;

  •
  analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of the Company; and

  •
  conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

        In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the Company's management that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial projections of the Company and other information and data provided to or otherwise reviewed by or discussed with Citi relating to the Company, Citi was advised by the Company's management and, with the Company's consent, Citi assumed that such projections and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In connection with its engagement and at the direction of the Company, Citi was requested to approach, and held discussions with, selected third parties to solicit indications of interest in the possible acquisition of all or part of the Company.

        Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, and Citi did not make any physical inspection of the properties or assets of the Company. Citi assumed, with the Company's consent, that the Offer and the Merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third-party approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the Offer and the Merger. Additionally, representatives of the Company advised Citi, and Citi assumed, that the final terms of the Merger Agreement would not vary from those included in the version it reviewed in any respect material to its analysis.

        Citi expressed no view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the consideration to be received by the stockholders of the Company in the Offer and the Merger. Citi's opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion. The issuance of Citi's opinion was authorized by Citi's fairness opinion committee.

  Summary of Financial Analyses

        In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi's opinion or the analyses underlying, and factors considered in connection with, Citi's opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its opinion based on the results of all analyses undertaken and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and that selecting portions of such analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and Citi's opinion.

        In its analysis, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. No company, business or transaction reviewed is identical to the Company or the Offer and the Merger. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed.

        The estimates contained in the analyses performed by Citi and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses are inherently subject to substantial uncertainty.

        Citi was not requested to, and did not, recommend the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between the Company and Melrose, and the decision to enter into the Merger Agreement was solely that of the Board. The opinion of Citi was only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger.

        The following is a summary of the material financial analyses presented to the Board on July 5, 2016 in connection with Citi's opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand such financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of such analyses. For purposes of the analyses described below, Citi was directed to rely upon the financial projections of the Company provided by the Company's management.

  Selected Comparable Company Analysis

        In order to assess how the public market values shares of similar publicly traded companies, Citi reviewed and compared specific financial and operating data relating to the Company with selected companies that Citi, based on its experience in the heating ventilation and air conditioning ("HVAC"), security monitoring, diversified industrials, building products and ergonomics industries, deemed comparable to the Company. The selected comparable companies were:

Core Comparables
Aaon, Inc.
A.O. Smith Corporation
Fortune Brands Home & Security, Inc.
HD Supply Holdings, Inc.
Johnson Controls, Inc.
Lennox International Inc.
Masco Corporation
Rexnord Corporation
Tyco International Plc
Watsco, Inc.

Diversified Industrials Comparables
Acuity Brands, Inc. Allegion Public Company Limited Honeywell International Inc. IDEX Corporation Ingersoll-Rand Public Company Limited Stanley Black & Decker, Inc. United Technologies Corporation

Building Products Comparables
Armstrong World Industries, Inc. Caesarstone Sdot-Yam Ltd. Interface, Inc. Masonite International Corporation Mohawk Industries, Inc. The Sherwin-Williams Company Trex Company, Inc. USG Corporation

Ergonomics Comparables
Herman Miller, Inc. HNI Corporation Knoll, Inc. Steelcase Inc.

        Citi calculated and compared various financial multiples and ratios of the Company and the selected comparable companies. As part of its selected comparable company analysis, Citi calculated and analyzed the ratio of each company's enterprise value ("EV") to estimated earnings before interest, tax, depreciation and amortization ("EBITDA"), adjusted to exclude non-recurring charges ("Adjusted EBITDA"), for the calendar year ended December 31, 2016. The EV of each company was obtained by adding its net debt as of the first quarter of calendar year 2016 to the sum of the market value of its common equity. All of these calculations were performed, and based on publicly available financial data (including FactSet and Capital IQ) and closing prices as of July 1, 2016, the last trading day prior to the delivery of Citi's opinion. The results of this selected comparable company analysis are summarized below:

Enterprise Value as a Multiple of 2016 Estimated EBITDA
	High	Median	Low
Core Comparables	14.7x	13.7x	9.0x
Diversified Industrials Comparables	17.5x	11.9x	10.0x
Building Products Comparables	14.6x	9.7x	8.0x
Ergonomics Comparables	9.4x	8.0x	6.2x
Selected Peer Comparables(1)	10.6x	9.3x	8.0x
The Company based on analyst consensus estimates			7.9x

(1)
Includes Armstrong World Industries, Inc., Interface, Inc., Ingersoll-Rand Public Company Limited, Johnson Controls, Inc., Masco Corporation, Rexnord Corporation, United Technologies Corporation, and USG Corporation

        Citi selected the comparable companies listed above because of similarities in one or more business or operating characteristics with the Company. However, because no selected comparable company is exactly the same as the Company, Citi believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Citi also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between the Company and the companies included in the selected comparable company analysis. Based upon these judgments and an analysis of the historical and current trading levels of the Company, as compared to the selected comparable companies, certain operating metrics of the Company and the selected comparable companies, including the estimated Adjusted EBITDA margin for calendar year 2016, the historical compound annual growth rate of sales and Adjusted EBITDA and the median EV to estimated 2016 Adjusted EBITDA multiple for the Selected Peer Comparable companies, Citi selected a range of EV to estimated 2016 Adjusted EBITDA multiples of 7.9x to 9.3x for the Company and applied such range to the management projections to calculate a range of implied prices per Share.

        The selected comparable company analysis yielded an implied valuation range of prices per Share of $68 to $94. Citi noted that on the basis of the selected comparable company analysis, the transaction consideration of $86 per Share was within the range of implied values per Share calculated.

  Selected Precedent Transaction Analysis

        Citi reviewed and compared the EVs and financial multiples paid in selected other transactions in the HVAC, security monitoring, building products and ergonomics industries that Citi, based on its experience with merger and acquisition transactions, deemed relevant. Citi chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Company with respect to the size, mix, margins and other characteristics of their businesses.

        The following tables set forth the transactions analyzed

Selected HVAC Precedent Transactions

Ann. Date	Target	Acquiror
January 2016	Tyco International	Johnson Controls
August 2015	Tecumseh Products	Atlas FRM/Mueller Industries
April 2014	Air Distribution Technologies	Johnson Controls
March 2014	Reznor	Nortek, Inc.
September 2012	Tompkins Air Distribution	Canada Pension Plan Investment Board
August 2012	Goodman Global Holdings	Daikin Industries
September 2010	Munters	Nordic Capital
December 2007	Trane	Ingersoll-Rand
October 2007	Goodman Global Holdings	Hellman & Freidman
August 2005	York International Corp.	Johnson Controls
November 2004	Goodman Global Holdings	Apollo Advisors
August 2004	Nortek, Inc.	Thomas H. Lee

Selected Security Monitoring Precedent Transactions

Ann. Date	Target	Acquiror
February 2016	ADT	Protection 1 (Apollo Management)
February 2013	2GIG Technologies	Nortek, Inc.
December 2003	Blick	Stanley Works
December 2001	Interlogix	General Electric Co.
August 2001	Sensormatic Electronics Corp.	Tyco International
December 2000	Detection Systems	Bosch
December 1999	Pittway	Honeywell

Selected Building Products Precedent Transactions

Ann. Date	Target	Acquiror
April 2015	ProBuild	Builders FirstSource
March 2015	Norcraft Cabinetry	Fortune Brands Home & Security
September 2013	Groche	Lixil Group Corp
June 2013	American Standard	Lixil Group Corp
June 2013	Woodcrafters Home Products	Fortune Brands Home & Security
October 2012	HHI of Stanley Black & Decker	Spectrum Brands

Selected Ergonomics Precedent Transactions

Ann. Date	Target	Acquiror
January 2015	Anthro	Nortek, Inc.
December 2010	Ergotron	Nortek, Inc.

        As part of its selected precedent transactions analysis, Citi calculated, among other things, the ratio of the target company's EV to its estimated last twelve month Adjusted EBITDA ("LTM

EBITDA") as of the announcement date of such transaction, or EV/LTM EBITDA. The results of this selected precedent transactions company analysis are summarized below:

Median EV/LTM EBITDA
HVAC Transactions	10.3x
Security Monitoring Transactions	11.3x
Building Products Transactions	9.4x
Ergonomics Transactions	7.3x
Total	10.3x

        The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transaction analysis. Accordingly, Citi believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Offer and the Merger. Citi therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Offer and the Merger which would affect the acquisition values of the selected target companies and the Company. Based upon these judgments, Citi selected a range of 9.3x to 10.3x multiples of EV to estimated LTM EBITDA, which represents the EV/LTM EBITDA of the Company at the time of its acquisition by Thomas H. Lee and the median EV/LTM EBITDA for all of the selected precedent transactions, and applied such range to the management projection for the Company's LTM EBITDA as of the first quarter of calendar year 2016 to calculate a range of implied prices per Share.

        The selected precedent transactions analysis yielded an implied valuation range of prices per Share of $75 to $91. Citi noted that on the basis of the selected precedent transaction analysis, the transaction consideration of $86 per Share was within the range of implied values per Share.

  Discounted Cash Flow Analysis

        In order to estimate the present value of the Company's common stock, Citi performed a discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the "present value" of estimated future cash flows of the asset. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

        To calculate the estimated EV of the Company using the discounted cash flow method, Citi added (i) the Company's projected after-tax unlevered free cash flows for the period beginning April 3, 2016 and ending December 31, 2021 , which Citi derived from the Company's actual financial results as reported in its Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2016 and management projections for calendar years 2016 to 2021, to (ii) the "terminal value" of the Company as of December 31, 2021, and discounted such amounts to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax ("EBIT"), adding depreciation and amortization and subtracting capital expenditures, increase in working capital and decreases in long term liabilities and other cash flows. The residual value of the Company at the end of the forecast period, or "terminal value," was estimated by selecting a range of terminal value multiples of 8.5x to 10.5x based on the Company's estimated 2021 Adjusted EBITDA, which assumes the average Adjusted EBITDA for calendar years 2014 through 2021. The range of after-tax discount rates of 8.8% to 10.5% was selected based on an analysis of the weighted average cost of capital of the Company and the comparable companies used in the "Selected Comparable Company Analysis" above. Citi then calculated a range of implied prices per

Share by subtracting net debt as of the first quarter of calendar year 2016 from the estimated EV using the discounted cash flow method and dividing such amount by the fully diluted number of shares of the Company's common stock.

        The discounted cash flow analysis yielded an implied range of prices per Share of $77 to $114. Citi noted that on the basis of the discounted cash flow analysis, the transaction consideration of $86 per Share was within the range of implied values per Share calculated using management projections.

  Additional Analyses

        In rendering its opinion, Citi also performed certain other analyses, as set forth below, which were solely for informational purposes and were not part of its fairness determination.

  Leveraged Buyout Analysis

        Citi performed a leveraged buyout analysis in order to ascertain a price for the Company's common stock which might be achieved in a leveraged buyout transaction with a financial buyer using a debt capital structure based upon current market conditions. Citi assumed the following in its analysis: (i) a debt capital structure of the Company comprised of total leverage of funded debt to LTM Adjusted EBITDA as of the first quarter of calendar year 2016 of approximately 6.0x, (ii) an equity investment that would achieve a rate of return of approximately 18% to 22% over the period beginning April 3, 2016 and ending December 31, 2021, and (iii) a projected EBITDA exit value that was estimated using a range of exit value multiples of 8.5x to 10.5x based on the Company's estimated 2021 Adjusted EBITDA, which assumes the average Adjusted EBITDA for calendar years 2014 through 2021. Based upon these assumptions, Citi calculated a range of implied values per Share of $54 to $80. Citi noted that on the basis of the leveraged buyout analysis, the transaction consideration of $86 per Share was above the range of implied values per Share calculated using management projections.

  Transaction Premium Analysis

        In order to assess the premium offered to the stockholders of the Company in the Offer and the Merger relative to the premiums offered to stockholders in other transactions, Citi reviewed the premium paid in all U.S. cash transactions since May 2013 involving acquisitions of companies valued at more than $500 million. For each transaction, Citi calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company's historical average share price during the one trading day prior to announcement or market speculation regarding the transaction.

        The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the transaction premium analysis. Accordingly, Citi believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the proposed transaction. Citi therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the proposed transaction which would affect the acquisition values of the target companies and the Company. Based upon these judgments, Citi selected a range of 25% to 45% to the closing price of the Company's common stock on July 1, 2016 to calculate a range of implied prices per Share of $75 to $87. Citi noted that on the basis of the transaction premium analysis, the transaction consideration of $86 per Share was within the range of implied values per Share calculated using the closing price of the Company's common stock on July 1, 2016.

  Analyst Price Targets

        Citi reviewed the public market trading price targets for the Company's common stock published by two securities research analysts as of July 1, 2016. These targets reflected each analyst's estimate of the one-year public market trading price for the Company's common stock. The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for the shares and these estimates are subject to uncertainties, including future financial performance of the Company and future financial market conditions. The securities research analyst price targets for the Company's common stock indicated a target stock price range (discounted to present value at cost of equity of 11.8%) of approximately $48 to $61 per Share. Citi noted that the transaction consideration of $86 per Share was above such range.

  Historical Share Price Analysis

        To illustrate the trend in the historical trading prices of the Company's common stock, Citi considered historical data with regard to the trading prices of the Company's common stock between July 1, 2015 and July 1, 2016, the last trading day prior to the delivery of Citi's opinion. During such period, the trading price of the Company's common stock ranged from $34 to $93. Citi noted that the transaction consideration of $86 per Share was within such range.

  Miscellaneous

        Citi has acted as financial advisor to the Company in connection with the Offer and the Merger and will receive fees in connection with such services. Pursuant to an engagement letter between Citi and the Company dated August 5, 2015, Citi earned a fee of $2 million upon delivery of its opinion, and the Company agreed to pay Citi an additional fee of approximately $7.69 million upon the closing of the Offer. In addition, the Company has agreed to reimburse Citi for reasonable and documented out-of-pocket expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against liabilities, including liabilities under federal securities laws, arising from Citi's engagement.

        Citi and its affiliates in the past have provided, and currently provide, services to the Company unrelated to the Offer and the Merger, for which services Citi and such affiliates have received and expect to receive compensation, including during the two-year period prior to the date of its opinion having received aggregate fees of approximately $10,000 for acting as lender for the Company's $325 million asset based loan. Citi and its affiliates also provide a variety of transactional, lending, underwriting and advisory services to Ares and certain of its portfolio companies for which services Citi and such affiliates have received and expect to receive compensation, including, without limitation, during the two-year period prior to the date of its opinion having received aggregate fees of approximately $15.1 million for having acted or acting as senior co-manager for Ares' $275 million Series A preferred units issuance in June 2016, as a joint bookrunning manager for Ares' $250 million senior notes issued in October 2014, as co-manager for Ares' initial public offering in May 2014, as a lender under Ares's approximately $1 billion revolving credit facility in May 2014, as joint arranger under Ares' portfolio company's $990 million term loan in May 2016, as joint arranger under Ares' portfolio company's $225 million add-on financing and recapitalization in May 2015, and as a joint bookrunning manager on Ares' portfolio company's $185 million follow-on in April 2015 and $160 million initial public offering in September 2014. In the ordinary course of its business, Citi and its affiliates may actively trade or hold the securities of the Company, Melrose and affiliated entities for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Melrose, Ares and their respective affiliates. Citi has advised the Company that it has not, during the past two years, received any investment banking or financial advisory fees from Melrose and its subsidiaries.

        The Company selected Citi to act as its financial advisor in connection with the Offer and the Merger based on Citi's knowledge of the diversified industrials, building products, HVAC and security monitoring industries, reputation, experience and familiarity with the Company. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Certain Company Forecasts.

        During the course of the discussions that led to the execution of the Merger Agreement, the Company's management prepared and provided to Melrose and the Company's financial advisors certain unaudited prospective financial information regarding the Company's future performance that was not publicly available. The information provided to Melrose and the Company's financial advisors included non-public, unaudited, stand-alone financial projections for 2016 through 2019. At the request of its financial advisors, the Company provided to its financial advisors non-public, unaudited, stand-alone financial projections for the years 2020 and 2021 (together with the non-public, unaudited, stand-alone financial projections for the years 2016 through 2019, the "Projections"), which Projections were based on the Company's current business plan

2016-2021 Projections

(US$m)	2016E	2017E	2018E	2019E	2020E	2021E
Net Sales	2,643	2,828	3,004	3,193	3,289	3,387
Adjusted EBITDA(a)	318	348	386	410	422	435
Depreciation & Amortization	119	125	125	118	112	110
Stock Compensation Expense	8	7	8	8	8	8
Capital Expenditures(b)	58	52	53	53	54	54
Increase in Working Capital	3	21	18	29	12	13
Decrease in Long Term Liabilities(c)	(5)	13	13	13	12	12
Tax Rate	35%	35%	35%	35%	35%	35%

(a)
Adjusted EBITDA is a non-GAAP financial measure that the Company defines for the Projections as net income excluding depreciation and amortization, income tax expenses, interest expenses net and adjusted for discrete items such as restructuring costs, refinancing costs, acquisitions costs as well as possible takeover costs including consulting, restructuring, and retention.

(b)
Capital expenditures include ongoing normal course capital maintenance and amounts related to planned expenditures for operational improvements.

(c)
Long-term liabilities are net of other long-term assets.

        The Company does not as a matter of course make public forecasts as to future performance, earnings or other results beyond its outlook for the current fiscal year. The Projections were not prepared with a view towards public disclosure, and therefore the inclusion of this information (a) should not be regarded as an indication that any of the Company, Melrose, the Purchaser, their respective financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, and (b) should not be deemed an admission or representation by the Company, Melrose, or the Purchaser that any of them regard such information as material information of the Company. While presented with numeric specificity, the Projections reflect numerous variables and assumptions including those relating to matters such as industry performance and competition, general business, economic, regulatory, competitive, market and financial conditions and other future events, as well as additional matters specific to the Company's business, all of which are difficult to predict and many of which are beyond the Company's control. The Projections also reflect certain assumptions, any of which could turn out to be incorrect. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Projections cannot, therefore, be considered a guaranty or even a reasonably accurate prediction of future operating results, and under no circumstances should this information be relied upon as such. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the Projections cover multiple years, such information by its nature becomes less predictive with each successive year. The Projections were prepared solely for internal use and thus were not prepared with a view toward complying with GAAP (as applied in the United States or elsewhere), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants or any other accounting body or organization for preparation and presentation of prospective financial information. Neither the Company's independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, such unaudited prospective financial information. Furthermore, the Projections were on a stand-alone, pre-transaction basis and do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Melrose pursuant to the Offer, the commencement of the Offer or any changes to the Company's operations or strategy that may be implemented after the consummation of the Offer and the Merger, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Projections do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

        In connection with the Board's evaluation of the unsolicited, non-binding indication of interest received by the Company on July 7, 2015 from Strategic Bidder A, the Company's management prepared non-public, unaudited, stand-alone financial projections for 2015 through 2019 in July 2015 (the "July 2015 Projections") that were shared with Strategic Bidder A as well as Strategic Bidder C, Financial Bidder A, Financial Bidder B, Financial Bidder C and Financial Bidder D. The Company's actual performance for the remainder of 2015 was below the expectations of the Company's management at the time the July 2015 Projections were prepared, and in April 2016, following receipt of the April 21 Proposal, the Company developed projections that reflected management's then current view as to the expected performance of the Company's business for 2016 through 2021. The Projections are lower than the July 2015 Projections due to the change in management's expectations for the Company's performance at the time the Projections were being prepared, which was due in significant part to the Company's underperformance in the second half of 2015 as compared to the July 2015 Projections. The Projections summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

        Certain matters discussed herein, including the Projections, are forward-looking in nature and inherently subject to significant uncertainties and contingencies, including industry performance and competition, general business, economic, market and financial conditions and other factors or risks described in this Schedule 14D-9, the Company's most recent Annual Report on Form 10-K for the year ended December 31, 2015, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, and other documents filed or furnished by the Company with the SEC. The

Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in documents filed or furnished by the Company with the SEC. The Projections also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Projections is not fact and should not be relied upon as being necessarily indicative of actual future results.

        No representation is made by the Company or any of its respective officers, directors, advisors or representatives to any of the Company stockholders regarding the ultimate performance of the Company compared to the information included in the above Projections.

        In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Projections.

Intent to Tender.

        To the knowledge of the Company, each executive officer and director of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power. In addition, each of Ares, Gates and Anchorage have entered into the Support Agreements with Melrose.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

        Under the terms of an engagement letter entered into with Citi, dated August 5, 2015, the Company has agreed to pay Citi for its financial advisory and investment banking services in connection with the Offer and Merger an aggregate fee equal to approximately $9,690,000, $2,000,000 of which was payable upon delivery of Citi's opinion. In addition, the Company has agreed to reimburse Citi for all reasonable and documented deal-related travel and other expenses actually incurred in performing its services, including reasonable fees and expenses of Citi's legal counsel actually incurred, provided that the aggregate expenses shall not exceed $100,000 without the Company's prior written approval, and the Company has agreed to indemnify Citi and related parties against certain liabilities, including liabilities relating to or arising out of the engagement or any transaction or conduct in connection therewith.

        Under the terms of an engagement letter entered into with Barclays, dated August 5, 2015, the Company has agreed to pay Barclays for its financial advisory and investment banking services in connection with the Offer and Merger an aggregate fee equal to approximately $9,690,000, $2,000,000 of which was payable upon delivery of Barclays' opinion. In addition, the Company has agreed to reimburse Barclays for all reasonable and documented deal-related travel and other expenses actually incurred in performing its services, including reasonable fees and expenses of Barclays' legal counsel actually incurred, provided that the aggregate expenses shall not exceed $100,000 without the Company's prior written approval, and the Company has agreed to indemnify Barclays and related parties against certain liabilities, including liabilities relating to or arising out of the engagement or any transaction or conduct in connection therewith.

        Under the terms of an engagement letter entered into with RBC, dated October 2, 2015, the Company has agreed to pay RBC for its financial advisory and investment banking services in connection with the Offer and Merger an aggregate fee equal to approximately $3,460,000. In addition, the Company has agreed to reimburse RBC for all reasonable and documented deal-related travel and other expenses actually incurred in performing its services, including reasonable fees and expenses of RBC's legal counsel actually incurred, provided that the aggregate expenses shall not exceed $100,000 without the Company's prior written approval, and the Company has agreed to indemnify RBC and related parties against certain liabilities, including liabilities relating to or arising out of the engagement or any transaction or conduct in connection therewith.

        Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company's security holders on its behalf concerning the Offer, the Merger or any other matter.

Item 6.    Interest in Securities of the Subject Company

        Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Bruno Biasiotta	May 11, 2016	9,222	NA	Award of unvested restricted stock
Joseph Anthony Arcuri	May 11, 2016	1,214	NA	Award of unvested restricted stock

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company's securities by the Company, the Company's subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company's subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company's subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information to be Furnished.

        The information set forth under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Compensation Arrangements entered into in Connection with the Merger is incorporated herein by reference.

Appraisal Rights.

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the "fair value" of their shares in accordance with Section 262 of the DGCL.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

        Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex C, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex C.

        Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The "fair value" as determined by such court could be greater than, less than or the same as the Offer Price or the merger consideration.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which is expected to be August 31, 2016 unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement) and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was July 8, 2016), mail or otherwise transmit to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such Shares in the Offer; and

  •
  continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

  Nortek, Inc.
  500 Exchange Street
  Providence, Rhode Island 02903
  (401) 751-1600
  Attention: General Counsel

        The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder's name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

        Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the "Delaware Register in Chancery") a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger[.]" In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the merger consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Melrose nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Melrose and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the merger consideration.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

        At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder's demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder's demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder's right to appraisal, the stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the merger consideration therefor.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Regulatory Approvals.

U.S. Antitrust Laws

        Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act") applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Melrose of its Premerger Notification and Report Form with respect to the Offer, unless Melrose receives a Request For Additional Information and Documentary Material from the U.S. Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC issues a Request For Additional Information and Documentary Material concerning the Offer, the HSR waiting period will be extended through the 10th day after the date of substantial compliance by Melrose. Under the HSR Act, each of Melrose and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, which filings were made prior to the date hereof.

        Complying with a Request For Additional Information and Documentary Material requires a significant amount of time. At any time before or after Melrose's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Melrose or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Canadian Competition Act

        Under the Canadian Competition Act and the regulations promulgated thereunder (the "Canadian Competition Act"), certain transactions ("Notifiable Transactions") may not be consummated unless certain waiting periods have expired or been terminated. The Canadian Competition Act provides that the parties to a Notifiable Transaction must submit a pre-merger notification to the Commissioner of Competition. A Notifiable Transaction may not be completed until the expiration of a 30-calendar-day waiting period following the parties' filing of the Competition Act notification. If the Commissioner of

Competition issues a Supplementary Information Request ("SIR") during the 30-calendar-day waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have submitted the information required pursuant to the SIR. The Commissioner of Competition can terminate either waiting period by issuing a letter notifying the parties that he does not, at that time, intend to challenge the transaction by making an application to the Competition Tribunal under section 92 of the Competition Act (a "No-Action Letter").

        Alternatively, or in addition to filing a pre-merger notification, the parties to a transaction may apply to the Commissioner of Competition for an advance ruling certificate (an "ARC"), or, in the alternative, request a No-Action Letter and a waiver of the notification requirements under the Canadian Competition Act. Upon the issuance of an ARC or a No-Action Letter (provided the Commissioner of Competition waives the requirement for a pre-merger notification if one has not been submitted), the parties to a transaction are legally entitled to complete their transaction.

        Melrose, on behalf of itself and the Company, submitted an application for an ARC to the Commissioner of Competition, and the Commissioner of Competition issued the ARC on June 30, 2016. With the issuance of this ARC in connection with the merger, the Commissioner of Competition cannot, if the merger is completed within one year after the ARC was issued, seek an order from the Competition Tribunal in respect of the merger solely on the basis of information that is the same, or substantially the same, as the information on the basis of which the ARC was issued.

Stockholder Approval of the Merger Not Required.

        Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger.

Annual and Quarterly Reports.

        For additional information regarding the business and the financial results of the Company, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the three months ended March 31, 2016.

Forward-Looking Statements.

        This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the anticipated timing of filings and approvals relating to the transaction, including approvals under the HSR Act; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs of the transaction; management plans relating to the transaction and future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company's obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.    Material to be Filed as Exhibits.

        The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated July 8, 2016 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Melrose and Purchaser on July 8, 2016 (the "Schedule TO")).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).
(a)(1)(F)	Summary Advertisement as published in the New York Times on July 8, 2016 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).
(a)(1)(G)	Press Release issued by the Company, dated July 6, 2016 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed July 6, 2016).
(a)(5)(A)	Opinion of Barclays dated July 5, 2016 (attached hereto as Annex A).
(a)(5)(B)	Opinion of Citi dated July 5, 2016 (attached hereto as Annex B).
(e)(1)
Agreement and Plan of Merger, dated as of July 6, 2016, by and among the Company, Melrose and Purchaser (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed July 6, 2016).
(e)(2)	Confidentiality Agreement, dated as of May 2, 2016, by and between the Company and Melrose (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Tender and Support Agreement, dated July 6, 2016, between Melrose and Ares (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(4)	Tender and Support Agreement, dated July 6, 2016, between Melrose and Gates (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(5)	Tender and Support Agreement, dated July 6, 2016, between Melrose and Anchorage (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
(e)(6)	Expense Reimbursement Letter Agreement, dated May 20, 2016, between the Company and Melrose (incorporated by reference to Exhibit (d)(6) to the Schedule TO).
(e)(7)	Letter Agreement, dated July 6, 2016, between the Company and Ares.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

        Dated: July 8, 2016

NORTEK, INC.
By:	/s/ KEVIN W. DONNELLY
	Name:	Kevin W. Donnelly
	Title:	Senior Vice President, General Counsel & Secretary

 ANNEX A

745 Seventh Avenue New York, NY 10019 United States

July 5, 2016

Board of Directors
Nortek, Inc.
500 Exchange Street
Providence, RI 02903

Members of the Board of Directors:

        We understand that Nortek, Inc. (the "Company") intends to enter into a transaction with Melrose Industries, Plc ("Parent") pursuant to which (i) Nevada Corp., a wholly-owned subsidiary of Parent ("Acquisition Sub"), will commence a tender offer (the "Tender Offer") to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") at a price of $86.00 per share in cash (the "Consideration"), and (ii) following consummation of the Tender Offer, it is contemplated that Acquisition Sub will merge with and into the Company (the "Merger", and together with the Tender Offer, the "Proposed Transaction") and each outstanding share of Company Common Stock not tendered in the Tender Offer will be converted into the right to receive the Consideration. In connection with the Proposed Transaction, certain stockholders of the Company will each enter into a tender and support agreement with Parent and Acquisition Sub (each a "Tender and Support Agreement"), pursuant to which they will agree to, among other things, tender their Company Common Stock into the Tender Offer. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger proposed to be entered into by and among Parent, Acquisition Sub and the Company (the "Agreement"). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

        We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

        In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated July 4, 2016, a draft of the form of Tender and Support Agreements, dated June 30, 2016 and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2016; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by the Company's management; (4) a trading history of the Company's common stock from June 11, 2010 to July 1, 2016; (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; and (7) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

        We have assumed that the executed Agreement and Tender and Support Agreements will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

        We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our reasonable and documented out-of-pocket expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company, Parent and their affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, an affiliate of Barclays is a lender under the Company's $325 million senior secured asset-backed revolving credit facility. Barclays has advised the Company that Barclays or its affiliates have performed various investment banking services for Parent and certain of its affiliates in the past. Specifically, an affiliate of Barclays has acted as a lender under several credit facilities for Parent, including its current GBP200 million revolving credit facility. Barclays has advised the Company that Barclays has performed various investment banking services for Ares Management LLC ("Ares") and certain of its affiliates in the past, including (i) having acted or acting as financial advisor to Ares and certain of its portfolio companies and affiliates in connection with certain mergers and acquisition transactions; (ii) having acted or acting as arranger, bookrunner and/or lender for Ares and certain of its portfolio companies and affiliates in connection with the financing for various acquisition transactions; and (iii) having acted or acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaken by Ares and certain of its portfolio companies and affiliates.

        Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

        This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction.

Very truly yours,
/s/ Barclays Capital Inc.
BARCLAYS CAPITAL INC.

 ANNEX B

July 5, 2016

The Board of Directors
Nortek, Inc.
500 Exchange Street
Providence, RI 02903

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Nortek, Inc. (the "Company") of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the "Merger Agreement") proposed to be entered into among Melrose Industries, Plc ("Parent"), Nevada Corp., a wholly-owned subsidiary of Parent ("Acquisition Sub"), and the Company. As more fully described in the Merger Agreement, (i) Acquisition Sub will commence a tender offer (the "Tender Offer") to purchase all outstanding shares of common stock, par value $0.01 per share, ("Company Common Stock"), of the Company at a price of $86.00 per share (the "Consideration") and (ii) subsequent to consummation of the Tender Offer, Acquisition Sub will be merged with and into the Company (such merger together with the Tender Offer, the "Transaction") and each outstanding share of Company Common Stock not previously tendered will be converted into the right to receive the Consideration. In connection with the Transaction, certain stockholders of the Company will each enter into a tender and support agreement with Parent and Acquisition Sub (each a "Tender and Support Agreement"), pursuant to which they will agree to, among other things, tender their Company Common Stock into the Tender Offer.

        In arriving at our opinion, we reviewed a draft dated July 4, 2016 of the Merger Agreement, reviewed a draft dated June 30, 2016 of the form of the Tender and Support Agreements and held discussions with certain senior officers, directors and other representatives and advisors of the Company concerning the business, operations and prospects of the Company. We examined certain publicly available business and financial information relating to the Company as well as certain financial forecasts and other information and data relating to the Company which were provided to or discussed with us by the management of the Company. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Common Stock; the historical and projected earnings and other operating data of the Company; and the capitalization and financial condition of the Company. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company. In connection with our engagement and at the direction of the Company, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of all or a part of the Company. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

The Board of Directors
Nortek, Inc.
July 5, 2016

        In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of the Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial projections and other information and data relating to the Company provided to or otherwise reviewed by or discussed with us, we have been advised by the Company's management and, with the Company's consent, we assumed that such projections and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.

        We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third-party approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the Transaction. Representatives of the Company have advised us, and we further have assumed, that the final terms of the Merger Agreement and the Tender and Support Agreements will not vary from those included in the versions we reviewed in any respect material to our analysis. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we made any physical inspection of the properties or assets of the Company. Our opinion does not address the underlying business decision of the Company to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.

        We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

        Citigroup Global Markets Inc. has acted as financial advisor to the Company in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, services to the Company unrelated to the proposed Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, having acted or acting as lender for the Company's $325 million asset based loan. We also provide a variety of transactional, lending, underwriting and advisory services to Ares Management LLC ("Ares"), including, without limitation, having acted or acting as senior co-manager for Ares' $275 million Series A preferred stock issuance in June 2016, as a joint bookrunning manager for Ares' $250 million senior notes issued in October 2014, as co-manager for Ares' initial public offering in May 2014, and as a lender under Ares' approximately $1 billion revolving credit facility, and certain of its portfolio companies, including, without limitation, have acted or acting as joint arranger under its portfolio company's $990 million term loan in May 2016, as joint arranger under its portfolio company's $225 million add-on financing and recapitalization in May 2015, and as a joint bookrunning manager on its portfolio company's $185 million follow-on in April 2015 and $160 million initial public offering in September 2014. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company, Parent and affiliated entities for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent and their respective affiliates.

The Board of Directors
Nortek, Inc.
July 5, 2016

        Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Transaction.

        Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.